630

Follow-Up Materials



06014783

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME West Japan Railway Co.

*CURRENT ADDRESS

PROCESSED

JUL 03 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34777 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/3/06

April 27, 2006

Last posted on April 27, 2006

West Japan Railway Company

Flash Report (Consolidated and Non-Consolidated Basis)

Results for the year ended March 31, 2006

Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of April 27, 2006 based on information available to JR-West as of the date April 27, 2006 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

FLASH REPORT (CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Masao Yamazaki

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for the Settlement of Accounts: April 27, 2005

Adoption of U.S. GAAP : No

1. Performance

(1) Operating results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2006	1,240,098	1.6	135,218	1.6	102,181	6.5
2005	1,220,847	0.4	133,100	4.9	95,933	11.7

	Net income		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-net sales ratio
	Millions of yen	%	Yen	Yen	%	%	%
2006	46,525	(21.1)	23,281.96	—	8.5	4.3	8.2
2005	58,996	25.5	29,462.96	—	11.8	4.0	7.9

1. Gain (Loss) on investment by equity method: 2006: ¥1,214 million, 2005: ¥239 million
2. Average number of shares outstanding during the period: 2006: 1,999,115 shares, 2005: 1,999,115 shares
3. Change in accounting method: none
4. Percentages indicate year-on-year increase/ (decrease) in operating revenues, operating income, recurring profit, and net income.

(2) Financial position

At March 31 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
2006	2,355,969	564,254	23.9	282,245.00
2005	2,364,322	524,357	22.2	262,232.61

Number of shares outstanding at fiscal year-end: 2006: 1,999,115 shares, 2005: 1,999,115 shares

(3) Cash flows

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2006	164,080	(101,765)	(69,397)	55,433
2005	142,970	(84,918)	(66,480)	62,241

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 69

Unconsolidated subsidiaries accounted for by the equity method: 0

Affiliates accounted for by the equity method: 4

(5) Changes in the scope of consolidation

Additions: Consolidated subsidiaries: 3, Affiliates: 0

Deletions: Consolidated subsidiaries: 0, Affiliates: 0

2. Forecasts for Fiscal Year ending March 31, 2007

	Operating revenues	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Interim period	609,000	53,500	28,500
Fiscal year	1,245,000	92,000	48,600

(Reference)

Consolidated net income per share for the fiscal year is forecast to be ¥24,317.74.

MANAGEMENT POLICIES

On April 25, 2005, a rapid train of the Company caused an extremely serious accident when it derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers.

We pray for all the victims of the accident and would like to express our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the injured passengers and hope they recover as soon as possible. We further offer our sincerest apologies to the residents of the condominium into which the train collided, and to all others affected by the accident, for the excessive strain and trouble that we have caused.

We are committed to helping to the fullest extent those who have suffered as a result of the accident, and redoubling our efforts to ensure that safety is a priority, as we work to regain the trust and confidence of society.

1. Basic Management Policies

The JR-West Group will work to further develop a corporate culture which places a top priority on safety, concentrating on its core business of railway operations, and will redouble its efforts with regard to the principle of "safety first."

The JR-West Group, building on its core railway operations, is developing distribution, real estate and other businesses aimed at providing services to railway passengers, efficient utilization of assets in the vicinity of railway stations, and other related business. In its business development, the Company seeks to leverage the collective power of the corporate Group, strengthening its business foundation through efficient utilization of assets and other measures, with the aim of realizing sustainable growth.

Amid a difficult operating environment, JR-West will continue to strive to improve its corporate value by accurately identifying market trends, maximizing its management assets, and making a determined effort to implement various measures in a strategic and timely manner, so as to provide a service with which passengers feel at ease and repeatedly choose to use. These efforts will be made in accordance with the newly formulated Corporate Philosophy statement and Safety Charter, and founded on the principle of safety as a priority.

2. Basic Policy Regarding Distribution of Earnings

JR-West's basic policy is to emphasize sustained, stable dividend payments while securing adequate internal capital reserves to maintain a solid and stable management foundation that will continue into the future.

Regarding the specific policy for dividends, as previously announced the Company plans to pay annual dividends of ¥6,000 per share through the fiscal year ending March 31, 2009. This policy has been formulated in accordance with shareholders' equity, the status of long-term debt, and other aspects of our capital structure, and on the premise that we can secure sustained and stable growth in operating revenues.

For the subject fiscal year, the Company has paid an interim dividend of ¥3,000 per share, and plans to pay a year-end dividend of ¥3,000 per share.

3. Medium-Term Management Strategy and Targets

In setting its medium-term management targets for the fiscal year ending March 31, 2009, the JR-West Group established basic policies aimed at achieving sustainable growth and development and enhancing corporate value, drawing on the collective power of the corporate Group. It also initiated several action plans, such as one designed to encourage constant consideration of the customer's perspective. Numerical targets for the fiscal year ending March 31, 2009, were set as follows:

Consolidated return on assets (ROA) (operating income basis):	6.4%
Consolidated return on equity (ROE) (net income basis):	10.0%
Consolidated operating revenues:	¥1,250 billion
Transportation revenues:	¥756.5 billion

We intend to revise these targets, however, as part of the implementation of the Safety Enhancement Plan, which is designed to restore customer trust by placing priority on safety in accordance with the newly formulated Corporate Philosophy statement and Safety Charter.

4. Management Issues

With the extremely serious accident it caused on April 25, 2005, when a train derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, the Company lost a considerable amount of the trust it had established among customers and society.

In response, we have made it a top management priority to help to the fullest extent those who have suffered as a result of the accident, as we redouble our commitment to safety, and work to regain the trust of society. We recognize that we must, as a Group, provide a beneficial service to society, and establish a solid foundation to ensure sustainable growth, built on providing a worry-free, high-quality, trusted transportation service.

In keeping with this fundamental awareness, we are devoting our full effort to improving safety and regaining passengers' trust, based on the Corporate Philosophy statement and Safety Charter newly formulated on the occasion of this accident.

In the railway business, we are concentrating on measures to improve safety, recognizing that our highest management priority is to implement the Safety Enhancement Plan to establish a corporate culture that prioritizes safety. We are taking all actions necessary to respond to the proposals and recommendations of the Aircraft and Railway Accident Investigation Commission of the Ministry of Land, Infrastructure and Transport, the Safety Consultative Committee, and other organizations, and will cooperate fully with the Accident Investigation Commission in determining the causes of the accident. Moreover, we are studying to the best of our ability the circumstances that led to the accident, and will take whatever steps necessary to address any issues that are uncovered. We will also establish a Safety Research Institute to conduct full-time R&D activity regarding investment in safety-related issues.

In railway operations, faced with an extremely competitive business environment we revised our timetables in March 2006, and are working to provide a worry-free, trusted transportation service. We are also making efforts to develop stations that require less waiting and are easy to use, through such measures as improving the customer service level of our employees, increasing the number and functionality of Green Ticket Vending Machines (sophisticated ticket vending machines offering express tickets, commuter passes and other advanced functions), and working in conjunction with local government and other authorities to expand and upgrade barrier-free facilities. We are also further expanding our Internet train reservation system. In terms of sales measures, we are pushing ahead with strategies to incorporate IT and the use of IC cards, and making efforts to increase the number of holders of the J-WEST Card with which these services are used.

In ferry operations, we are reforming our operational structure through a strengthening of the responsibility framework and other measures, with the aim of providing a trusted, reliable transport service while taking all measures necessary to ensure safety. These efforts are helping to ensure healthy operations in this business.

In sales of goods and food services and real estate businesses, we are making steady progress with efforts to renovate Osaka Station and development of the New North Building, and are moving ahead with our NexStation Plan and other initiatives. These measures will expand business within stations and surrounding areas, and increase revenues for the entire Group. We are also working to increase the value of ICOCA by expanding the network of affiliated stores accepting electronic money, and forming partnerships with other companies.

Further, we recognize the importance of our Company's role in and duty to society. Working together as a Group, and squarely facing the fundamental issue of making efforts to improve safety and quality, we will faithfully implement corporate social responsibility (CSR) and other measures to ensure compliance in all of our business activities, centered on our newly formed Compliance Committee and Risk Management Committee.

BUSINESS PERFORMANCE AND FINANCIAL POSITION

1. Business Performance

(1) Overview of Results for the Subject Period

On April 25, 2005, the Company caused an extremely serious accident when one of its trains derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers. Immediately following the accident we devoted our full effort to aid the families of those whose lives were lost, and everyone who suffered as a result of the accident, while holding briefings to announce the status of the situation, our response and other issues, as well as conducting neighborhood meetings with local accident victims and families. In March 2006 we established a dedicated office to further improve support by providing full-time assistance to those who suffered, enhancing our structure as part of our Company-wide effort to do as much as possible.

To help ensure that such an accident will never be repeated, we formulated a Safety Enhancement Plan, which was submitted to the Minister of Land, Infrastructure and Transport on May 31, 2005. This plan details our efforts to reform our corporate culture and values, areas for improvement in reporting the underlying factors leading to the accident and other aspects, the status of our reform of employee training and supervision, the status of our reform of information disclosure, and our efforts in such areas as structural and functional enhancements. It also outlines our safety strategies with regard to operations and facilities, the formulation of our new corporate philosophy and its dissemination among employees, our plan for investments to improve safety, and other measures. We recognize that faithful implementation of these initiatives is essential to regaining trust, and will devote our full effort to their execution.

In particular, in the formulation of our new corporate philosophy statement we held repeated discussions throughout the Company regarding what should be the ordinary stance for the Company and the values we should cherish, adopting a new Corporate Philosophy statement founded on building a corporate culture that prioritizes safety. We have also extensively revised our Safety Charter detailing explicit action plans, so that every employee is prompted to take specific actions, and so that we never forget this accident, and will work to meet our highest obligation of maintaining safety.

Through these initiatives we are devoting our full effort to progressively implementing the Safety Enhancement Plan in our mainstay business of transportation operations, while in other Group operations we are making steady efforts with regard to business operations, including developing specific measures that draw on the unique characteristics of each business, and effectively utilizing their assets.

As a result, on a consolidated basis, operating revenues for the subject fiscal year rose 1.6% over the same period of the previous year to ¥1,240.0 billion, with operating income up 1.6% to ¥135.2 billion. Recurring profit increased 6.5% to ¥102.1 billion, though net income declined 21.1% to ¥46.5 billion.

(2) **Results by Business Segment**

Transportation Operations

In railway operations, the Company proceeded with the steady implementation of its Safety Enhancement Plan, aimed at establishing a corporate culture that prioritizes safety, in the recognition that safety is the foundation of its management. Specific measures included efforts to foster safety consciousness through the direct exchange of opinions between managers and on-site employees during emergency safety meetings, and the implementation of facility improvement and other measures based on these discussions. Reporting rules aimed at eliminating the underlying causes of accidents and other human error were reviewed and improved.

In terms of education, the Company took steps to make training programs more effective, including expanding safety training through further upgrading and safety training and the use of simulators, from the standpoint of training personnel to support solid safety measures. In particular, with regard to training of train crews in accident prevention, we established a standard educational curriculum and other content, and revised the program to focus on practical training tailored to the type and cause of an accident. As a further part of its accident prevention initiatives, JR-West formed a new Safety Consultative Committee comprised of third-party experts, established the post of Special Deputies to the President, and enhanced the functions of the Safety Promotion Department.

In terms of facilities, the Company took initiatives including installation of automatic train stop (ATS) systems that prevent trains from exceeding speed limits on curved portions of the track, improving the safety facilities at train crossings, and undertaking construction to strengthen pillars supporting elevated tracks against earthquakes. The Company is also making efforts to eliminate accidents stemming from inadequate passing areas, following the unfortunate accident that occurred along the Hakubi Line in January 2006, when a train hit four workers engaged in rail maintenance work.

In transportation operations, JR-West implemented a revision of timetables effective from March 2005, based on the Safety Enhancement Plan and centered on its urban network. The timetables were revised from the standpoint of consistently providing a stable transportation services premised on safety, incorporating revised stopping times that take into account the actual status of use by passengers, and such elements as setting running times with sufficient leeway.

Transportation service was also made more convenient through the addition of more Nozomi trains on the Sanyo Shinkansen, providing service from Hakata and Hiroshima to Tokyo, and the addition of the new express train Hikari Rail Star. Service between Toyama and Iwasehama stations on the Toyamako Line was discontinued from March 1, 2006, due to the decision by the city of Toyama to adopt a light rail system.

Sales and marketing initiatives included sales campaigns for such key products as Nozomi early reservation discount tickets, and new services for the Sankyo Shinkansen; activities to promote the DISCOVER WEST and other campaigns developed in cooperation with local municipalities, other JR companies and travel agents; and efforts to provide basic information on revision of timetables, tourism opportunities and other announcements. The Company also expanded the use of IT and IC cards, through such initiatives as an Internet reservation service offered to J-WEST cardholders, launching the Smart ICOCA service, a cashless system with which passengers can charge credits to a card, and launching a system allowing for interoperability between our ICOCA IC card and the PiTaPa IC card used by private railways in Kansai, and others.

Customer service initiatives were designed to improve the passenger-friendliness of the JR-West system, and included the installation of additional Green Ticket Vending Machines and expansion of functions, installation of more elevators, escalators and other barrier-free facilities, and the introduction in the Kyoto-Osaka-Kobe region of a new Lost and Found Management System, providing prompt responses to inquiries regarding lost items, and proper management of services.

Technology development initiatives included efforts to develop technology to contribute to safety assurance and stable transportation services, as well as research aimed at building new types of railway systems for the future, such as development of a low-energy power supply system utilizing storage batteries.

Environmental initiatives included efforts to further reduce the use of energy and resources, in order to lower the environmental burden of the railway business. We also took steps to build an environmental management system for the station and maintenance divisions that is compliant with ISO14001 standards, and lower the environmental burden at all Group companies.

In bus services, the Company worked to provide services that respond to the varied needs of customers, including the comfort-oriented Super Dream bus, and the low-cost Super-Discount Youth bus, both operating along the route between Osaka and Tokyo.

As a result, operating revenues for Transportation Operations increased 0.6% over the same period of the previous year, to ¥850.8 billion, however operating income decreased 1.4%, to ¥98.0 billion.

Sales of Goods and Food Services

The Company continued to move forward with the implementation of the NexStation Plan, formulated in the fiscal year ending March 31, 2004 to improve the quality of its stations. Other initiatives to expand and improve retail businesses within stations included the opening of a shopping area near the first-floor entrance to the Shinkansen tracks in Hiroshima Station, and the opening of the Umesan Koji commercial facility in the space under the elevated tracks in Osaka Station, following the completion of station renovations.

As a result, operating revenues in the Sales of Goods and Food Services segment rose 5.0% over the same period of the previous year, to ¥244.4 billion, and operating income was up 13.7% to ¥5.9 billion.

Real Estate Business

JR-West opened Prism Fukui, a shopping center beneath recently elevated tracks at Fukui Station. Other initiatives to develop stations and surrounding areas included the renewal of the Est Ichiban-gai shopping centers beneath elevated tracks in Umeda, Osaka, reopened as EST locations. We also developed condominium apartments on land formerly used for housing for Company employees, and made other efforts to effectively utilize assets. The renovation of Osaka Station and the development of the New North Building is proceeding smoothly according to plan, with renewal work continuing, and removal of the existing North Building now underway.

As a result, operating revenues for the Real Estate segment rose 6.8% over the same period of the previous year, to ¥75.7 billion, and operating income rose 8.3%, to ¥20.5 billion.

Other Businesses

In travel agency operations, JR-West's subsidiary Nippon Travel Agency marked the 100th anniversary of its establishment with a new corporate logo, and other revisions to its corporate identity. It also developed several new products and services, including the introduction of Red Balloon Centennial, a high-value-added travel product, and other tour packages using chartered transportation.

In hotel operations, JR-West renovated guest rooms, restaurants, and banquet halls, while banquet and culinary departments promote sales by holding various events, and other initiatives.

In advertising operations, the Company began showing in-train video advertisements in new commuting train cars, and making other efforts to develop new advertising media.

In addition, the Company undertook new initiatives to provide services that respond to the varied needs of customers, including launching the ICOCA electronic money service, and expanding the credit card business with the issue of the J-WEST card.

As a result, operating revenues in the Other Businesses segment increased 8.0% from the same period of the previous year, to ¥280.2 billion, and operating income climbed 12.5%, to ¥11.4 billion.

(3) Outlook

While the operating environment will be challenging, JR-West will seek to enhance its corporate value by maximizing its management resources, while keeping fixedly in mind the basic principle of prioritizing safety.

Current forecasts for the fiscal year ending March 31, 2007, are as follows:

Operating revenues	¥1,245.0 billion
Operating income	¥124.3 billion
Recurring profit	¥92.0 billion
Net income	¥48.6 billion

2. Financial Position

(1) Cash flows from operating activities

Cash provided by operating activities amounted to ¥164.0 billion, a rise of ¥21.1 billion from the previous fiscal year. The main factors affecting cash were an increase in retirement allowance paid, and a decline in enterprise taxes.

(2) Cash flows from investing activities

Cash used in investing activities amounted to ¥101.7 billion, a rise of ¥16.8 billion from the previous fiscal year. The main factors affecting cash were purchases of property, plant and equipment, and a decline in proceeds from sales of securities.

(3) Cash flows from financing activities

Cash used in financing activities amounted to ¥69.3 billion, a rise of ¥2.9 billion from the previous fiscal year. The main factors affecting cash were repayment of long-term debt of ¥57.1 billion, and payment of cash dividends.

As a result, cash and cash equivalents at end of year declined ¥6.8 billion to ¥55.4 billion.

3. Cash Flow Indicators

Years ended March 31

	2002	2003	2004	2005	2006
Equity ratio (%)	17.0	18.1	19.9	22.2	23.9
Equity ratio, based on market value (%)	41.3	30.8	34.6	36.9	42.2
Number of years for amortization (years)	10.5	9.7	8.8	8.0	7.4
Interest coverage ratio	2.2	2.5	2.8	3.1	3.4

Notes:

Equity ratio : shareholders' equity/ total assets

Market-based rate of equity ratio: total market capitalization/ total assets

Number of years of extinguishment of debt: interest-bearing debt/ (operating income + interest & dividend income)

Interest coverage ratio: (operating income + interest & dividend income)/ interest expense

Notes:

1. All of the figures in the above table were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total amount of outstanding stock at the end of the term (excluding treasury stock).
3. Interest-bearing debt is defined as interest-bearing debt of long-term debt and payables.

CONSOLIDATED BALANCE SHEETS

March 31 (Figures less than ¥1 million have been omitted.)

	Millions of yen		
	2006	2005	Change from the previous year
ASSETS			
Current assets:			
Cash	56,093	62,901	(6,807)
Trade notes receivable	19,095	14,584	4,510
Railway fares receivable	15,432	13,853	1,578
Accounts receivable	47,328	42,959	4,368
Marketable securities	3	2	1
Inventories	17,939	15,696	2,242
Deferred tax assets	19,426	19,079	347
Other current assets	32,891	45,350	(12,459)
Less allowance for doubtful accounts	(351)	(308)	(43)
Total current assets	**207,859**	**214,120**	**(6,260)**
Fixed assets:			
Property, plant and equipment:	1,950,880	1,982,660	(31,780)
Buildings	961,711	978,474	(16,762)
Machinery and transport equipment	250,498	248,451	2,047
Land	655,311	662,910	(7,598)
Construction in progress	59,442	69,296	(9,853)
Other property, plant and equipment	23,916	23,529	386
Intangible fixed assets	22,292	19,557	2,734
Consolidation goodwill	—	170	(170)
Other intangible fixed assets	22,292	19,387	2,904
Investments and other assets:	174,894	147,939	26,954
Investment securities	65,027	53,695	11,332
Deferred tax assets	88,022	73,014	15,007
Other investments and assets	22,552	22,678	(126)
Less allowance for doubtful accounts	(708)	(1,449)	740
Total fixed assets	**2,148,067**	**2,150,158**	**(2,091)**
Deferred assets	**42**	**44**	**(1)**
Total assets	**2,355,969**	**2,364,322**	**(8,353)**

CONSOLIDATED BALANCE SHEETS

March 31 (Figures less than ¥1 million have been omitted.)

	Millions of yen		
	2006	2005	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Trade notes payable	46,157	38,283	7,874
Short-term loans	14,445	13,420	1,024
Current portion of long-term debt	88,904	30,888	58,015
Current portion of long-term payables for acquisition of railway properties	36,139	38,623	(2,483)
Current portion of long-term accounts payable	31	---	31
Accounts payable	105,110	92,964	12,146
Accrued consumption tax	3,272	4,068	(795)
Accrued income tax	30,239	23,879	6,359
Railway deposits received	1,810	2,011	(201)
Deposits received	60,390	72,142	(11,752)
Prepaid railway fares received	30,503	30,434	69
Advances received	53,068	85,077	(32,008)
Allowance for bonuses	34,356	35,850	(1,493)
Reserve for compensation of completion of construction	44	38	6
Reserve for losses on liquidation of businesses	259	—	259
Other current liabilities	36,413	29,580	6,833
Total current liabilities	**541,148**	**497,263**	**43,884**
Long-term liabilities:			
Bonds	220,000	220,000	—
Long-term debt	215,663	292,362	(76,698)
Long-term payables for acquisition of railway properties	463,857	499,794	(35,936)
Long-term accounts payable	348	—	348
Deferred tax liabilities	76	76	0
Retirement allowances for employees	201,677	199,779	1,897
Reserve for earthquake reinforcement measures	14,400	—	14,400
Reserve for environmental safety measures	7,543	—	7,543
Adjustments due to consolidation	262	—	262
Other long-term liabilities	98,968	105,211	(6,243)
Total long-term liabilities	**1,222,797**	**1,317,224**	**(94,427)**
Total liabilities	**1,763,945**	**1,814,488**	**(50,542)**
Minority interest	**27,769**	**25,476**	**2,292**
Shareholders' equity:			
Capital stock	100,000	100,000	—
Capital surplus	55,000	55,000	—
Consolidated retained earnings	398,910	365,303	33,606
Evaluation differences on other securities	10,670	4,381	6,289
Treasury stock	(327)	(327)	—
Total shareholders' equity	**564,254**	**524,357**	**39,896**
Total liabilities, minority interest, and shareholders' equity	**2,355,969**	**2,364,322**	**(8,353)**

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2006	2005	Change from the previous year
Operating revenues	**1,240,098**	**1,220,847**	**19,250**
Operating expenses:			
Transportation and other services and cost of sales	899,513	880,106	19,406
Selling, general and administrative expenses	205,367	207,640	(2,273)
	1,104,880	**1,087,747**	**17,133**
Operating income	**135,218**	**133,100**	**2,117**
Non-operating revenues:			
Interest and dividend	372	330	41
Equity in earnings of affiliates	1,214	239	975
Other	5,879	5,714	165
	7,466	**6,284**	**1,182**
Non-operating expenses:			
Interest	39,799	42,653	(2,854)
Other	704	798	(93)
	40,503	43,451	(2,948)
Recurring profit	102,181	95,933	6,248
Extraordinary profits:			
Proceeds from construction contract	58,724	38,919	19,804
Compensation for expropriation	4,391	6,525	(2,134)
Proceeds from sales of investment securities	77	25,050	(24,972)
Proceeds from sales of fixed assets	8,971	2,497	6,474
Other	6,429	6,212	217
	78,594	**79,204**	**(609)**
Extraordinary losses:			
Loss on reduction entry of proceeds from construction	58,328	38,526	19,802
Loss on reduction entry of compensation for expropriation	4,388	6,510	(2,122)
Loss on disposal of property, plant and equipment	7,442	13,102	(5,659)
Impairment losses	—	4,429	(4,429)
Reserve for earthquake reinforcement measures	14,400	—	14,400
Reserve for environmental safety measures	7,543	—	7,543
Other	8,777	7,156	1,620
	100,880	**69,725**	**31,154**
Income before income taxes	**79,896**	**105,411**	**(25,515)**
Corporation, inhabitants and enterprise taxes	50,280	45,412	4,867
Income taxes-deferred	(19,306)	(1,424)	(17,881)
Minority interests in earnings of consolidated subsidiaries	2,396	2,428	(31)
Net income	**46,525**	**58,996**	**(12,470)**

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2006	2005	Change from the previous year
Capital surplus at beginning of the period	**55,000**	**55,000**	—
Capital surplus at the end of the period	**55,000**	**55,000**	—
Retained earnings at beginning of the period	**365,303**	**319,491**	**45,811**
Increase in retained earnings	**46,740**	**59,005**	**(12,265)**
Net income	46,525	58,996	(12,470)
Increase in retained earnings due to a merger between a consolidated subsidiary and an affiliate	215	9	205
Appropriations of retained earnings	**13,134**	**13,193**	**(59)**
Cash dividends	13,000	13,000	—
Directors' bonuses	92	193	(100)
[Including corporate auditors' bonuses]	[6]	[24]	[(18)]
Increase in the number of consolidated subsidiaries	41	—	41
Retained earning s at the end of the period	**398,910**	**365,303**	**33,606**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2006	2005	Change from the previous year
I. Cash flows from operating activities			
Income before income taxes adjustments	79,896	105,411	(25,515)
Depreciation and amortization	111,900	113,682	(1,782)
Impairment losses	—	4,429	(4,429)
Loss on reduction entry of fixed assets	58,328	38,526	19,802
Loss from disposal of fixed assets	13,368	19,342	(5,973)
Amortization of consolidation adjustment	(18)	181	(199)
Change in allowance for doubtful accounts	(717)	(48)	(668)
Change in allowance for retirement benefits	1,711	(9,154)	10,866
Change in allowance for bonuses	(1,625)	(1,194)	(430)
Change in other reserves	22,212	9	22,203
Equity in earnings of affiliates	(1,214)	(239)	(975)
Interest and dividend income	(372)	(330)	(41)
Interest expenses	39,799	42,653	(2,854)
Loss on sale of investment securities	(77)	(25,035)	24,957
Gain on contributions received for construction	(58,724)	(38,919)	(19,804)
Change in accounts receivable	(8,476)	(9,709)	1,232
Change in inventories	(2,159)	544	(2,703)
Change in accounts payable	(12,877)	4,065	(16,943)
Change in accrued consumption tax	(821)	(4,611)	3,790
Other	10,051	(518)	10,569
Sub-total	250,184	239,084	11,099
Interest and dividends received	373	323	50
Interest paid	(40,271)	(43,044)	2,772
Income taxes paid	(46,205)	(53,392)	7,186
Net cash provided by operating activities	**164,080**	**142,970**	**21,110**
II. Cash flows from investing activities			
Cash placed in time deposits (maturities of more than 3 months)	(12,160)	(660)	(11,500)
Cash withdrawn from time deposits (maturities of more than 3 months)	12,160	661	11,498
Purchases of property, plant and equipment	(156,155)	(145,371)	(10,784)
Proceeds from sales of property, plant and equipment	4,172	7,039	(2,866)
Receipts of contributions for the construction of railway facilities	42,899	40,284	2,615
Purchases of investment securities	(513)	(1,556)	1,043
Proceeds from sales of investment securities	329	26,436	(26,106)
Payment for acquisition of shares of subsidiaries accompanying changes in the scope of consolidation	(327)	—	(327)
Increase in loans	(282)	(10,129)	9,846
Collections of loans and advances	10,396	672	9,723
Other	(2,284)	(2,295)	10
Net cash used in investing activities	**(101,765)**	**(84,918)**	**(16,847)**

(Continued to the next page)

	Millions of yen		
	2006	2005	Change from the previous year
III. Cash flows from financing activities			
Change in short-term borrowings, net	2,863	1,437	1,426
Increase in long-term debt	12,300	32,000	(19,700)
Repayment of long-term debt	(30,983)	(61,373)	30,390
Proceeds from issuance of bonds	---	10,000	(10,000)
Repayment of long-term payables for acquisition of railway properties	(38,420)	(37,504)	(916)
Payments for amortization of bonds	(5)	---	(5)
Cash dividends	(13,001)	(12,972)	(29)
Payment of cash dividends to minority interests	(112)	(112)	---
Other	(2,038)	2,045	(4,083)
Net cash used in financing activities	**(69,397)**	**(66,480)**	**(2,917)**
IV. Change in cash and cash equivalents, net	**(7,083)**	**(8,427)**	**1,344**
V. Cash and cash equivalents at beginning of the period	**62,241**	**70,655**	**(8,413)**
VI. Change in cash and cash equivalents accompanying consolidation of additional subsidiaries	**275**	**14**	**260**
VII. Cash and cash equivalents at the end of the period	**55,433**	**62,241**	**(6,807)**

SEGMENT INFORMATION
1. Information by business segment

Year ended March 31, 2005 (April 1, 2004 to March 31, 2005)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	829,450	196,684	58,878	135,834	1,220,847	—	1,220,847
Intergroup operating revenues and transfers	16,552	36,178	12,013	123,764	188,507	(188,507)	—
Total sales	846,002	232,862	70,891	259,598	1,409,354	(188,507)	1,220,847
Operating expenses	746,636	227,625	51,969	249,413	1,275,644	(187,897)	1,087,747
Operating income	99,365	5,237	18,922	10,185	133,710	(609)	133,100
Assets, depreciation, and capital expenditures:							
Total assets	1,788,767	66,699	286,064	222,013	2,363,546	776	2,364,322
Depreciation	93,803	2,132	10,702	7,043	113,682	—	113,682
Capital expenditures	126,482	3,183	7,990	10,330	147,986	—	147,986

Year ended March 31, 2006 (April 1, 2005 to March 31, 2006)

	Millions of yen						
	Transportation	Sales of goods and food services	Real estate	Other	Total	Eliminations and intergroup	Consolidated
Operating revenues and income:							
Operating revenues from third parties	834,537	203,942	62,884	138,734	1,240,098	—	1,240,098
Intergroup operating revenues and transfers	16,308	40,532	12,818	141,503	211,162	(211,162)	—
Total sales	850,846	244,474	75,702	280,238	1,451,261	(211,162)	1,240,098
Operating expenses	752,835	238,517	55,201	268,778	1,315,332	(210,452)	1,104,880
Operating income	98,010	5,957	20,501	11,459	135,928	(710)	135,218
Assets, depreciation, and capital expenditures:							
Total assets	1,769,956	72,445	286,432	216,572	2,345,406	10,563	2,355,969
Depreciation	91,955	2,307	10,395	7,241	111,900	—	111,900
Capital expenditures	140,262	3,548	9,080	8,186	161,078	—	161,078

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of goods, food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel services, rental of goods, construction, etc.

4. The principal all-company assets included within the elimination and intergroup item are parent company's surplus funds under management (cash and negotiable securities) and deferred tax assets.

FY2005/3: ¥133,295 million FY2006/3: ¥154,818 million

2. Information by location

As there were no overseas subsidiaries or branch offices in FY2005/3or FY2006/3, this item was not included.

3. Overseas sales

As there were no overseas sales in FY2005/3or FY2006/3, this item was not included.

FLASH REPORT (NON-CONSOLIDATED BASIS)

Company name: West Japan Railway Company

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

Address of headquarters: 4-24, Shibata 2-chome, Kita-ku, Osaka 530-8341, Japan

President: Masao Yamazaki

For further information, please contact: Tatsuo Kijima, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Date for Convening the Board of Directors Meeting for the Settlement of Accounts: April 27, 2006

Planned start of dividend payments: Undecided

Adoption of unit stock system: No Interim dividends: Yes

Date of the General Meeting of the Shareholders: Late June 2006

(Slated to be decided at the May 2006 Board of Directors Meeting)

1. Performance

(1) Operating results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Operating revenues		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2006	851,280	0.6	108,978	(1.0)	75,989	2.2
2005	846,477	0.1	110,057	4.3	74,379	14.4

	Net income		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-net sales ratio
	Millions of yen	%	Yen	Yen	%	%	%
2006	35,140	(26.8)	17,570.30	—	7.2	3.6	8.9
2005	48,005	29.1	24,002.61	—	10.5	3.5	8.8

Notes: 1. Average number of shares outstanding during fiscal years:
FY2006/3: 2,000,000 shares
FY2005/3: 2,000,000 shares
2. Changes in accounting methods from the previous consolidated fiscal year: Yes
3. Percentages indicate year-on-year increase/decrease in operating revenues, operating income, recurring profit, and net income.

(2) Dividends

Years ended March 31

	Dividends per share for the fiscal year			Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-shareholders' equity ratio
		Interim dividends	Year-end dividends			
	Yen	Yen	Yen	Million of yen	%	%
2006	6,000.00	3,000.00	3,000.00	12,000	34.1	2.4
2005	6,000.00	2,500.00	3,500.00	12,000	25.0	2.5

(3) Financial position

At March 31 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
2006	2,102,166	502,229	23.9	251,114.87
2005	2,098,076	474,315	22.6	237,157.57

Notes: 1. Number of shares outstanding at fiscal year-end:
FY2006/3: 2,000,000 shares
FY2005/3: 2,000,000 shares
2. Number of shares of treasury stock at fiscal year-end:
FY2006/3: 0 shares
FY2005/3: 0 shares

2. Forecasts for Fiscal Year ending March 31, 2007

	Operating revenues	Recurring profit	Net income	Dividends per share for the fiscal year		
				Interim dividends	Year-end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim period	425,000	45,000	25,000	3,000.00	—	—
Fiscal year	856,000	69,000	39,000	—	3,000.00	6,000.00

(Reference) Net income per share for the fiscal year is forecast to be ¥19,500.00.

NON-CONSOLIDATED BALANCE SHEETS

March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2006	2005	Change from the previous year
ASSETS			
Current assets:			
Cash	44,700	36,771	7,928
Railway fares receivable	16,923	15,905	1,018
Accounts receivable	21,414	16,090	5,323
Accrued income	4,070	3,895	174
Short-term loans	12,053	20,354	(8,300)
Real estate for sale	---	16	(16)
Materials and supplies	5,409	4,604	804
Prepaid expenses	1,729	1,820	(90)
Deferred tax assets	14,521	15,073	(551)
Other current assets	10,656	13,620	(2,963)
Less allowance for doubtful accounts	(64)	(183)	119
Total current assets	**131,417**	**127,971**	**3,445**
Fixed assets:			
Railway	1,539,246	1,550,306	(11,059)
Ferry	616	172	443
Other operations	53,869	55,944	(2,074)
Affiliated business	74,415	77,420	(3,004)
Construction in progress	57,817	67,825	(10,007)
Investments and advances:	**244,783**	**218,436**	**26,347**
Investment securities	24,672	15,155	9,517
Stocks of subsidiaries	122,829	122,470	358
Long-term loans	14,964	14,265	698
Long-term prepaid expense	4,611	3,466	1,145
Deferred tax assets	75,609	61,608	14,000
Other investments and advances	2,379	2,267	112
Less allowance for doubtful accounts	(282)	(796)	514
Total fixed assets	**1,970,748**	**1,970,104**	**644**
Total assets	**2,102,166**	**2,098,076**	**4,089**

NON-CONSOLIDATED BALANCE SHEETS

March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2006	2005	Change from the previous year
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	128,567	108,978	19,589
Current portion of long-term debt	41,471	21,476	19,995
Current portion of long-term payables for acquisition of railway properties	36,139	38,623	(2,483)
Current portion of long-term payables	19,600	5,842	13,758
Accounts payable	122,473	105,366	17,106
Accrued expenses	19,058	19,004	53
Accrued consumption tax	1,381	2,430	(1,048)
Accrued income tax	23,207	16,597	6,610
Railway deposits received	2,334	2,653	(318)
Deposits	10,862	11,590	(727)
Prepaid railway fares received	30,455	30,381	73
Deposits received	50,752	83,380	(32,627)
Advance payments received	344	152	192
Allowance for bonuses	26,987	28,950	(1,963)
Other current liabilities	36	67	(31)
Total current liabilities	**513,672**	**475,495**	**38,177**
Long-term liabilities:			
Bonds	220,000	220,000	—
Long-term debt	177,474	206,645	(29,171)
Long-term payables for acquisition of railway properties	463,857	499,794	(35,936)
Long-term payables	2,612	21,833	(19,220)
Retirement allowances for employees	182,969	181,718	1,251
Reserve for earthquake reinforcement measures	14,400	—	14,400
Reserve for environmental safety measures	7,543	—	7,543
Other long-term liabilities	17,407	18,275	(868)
Total long-term liabilities	**1,086,264**	**1,148,266**	**(62,002)**
Total liabilities	**1,599,936**	**1,623,761**	**(23,824)**
Shareholders' equity:			
Capital stock	**100,000**	**100,000**	—
Capital surplus	**55,000**	**55,000**	—
Capital reserve	**55,000**	**55,000**	—
Retained earnings:	**337,633**	**315,492**	**22,140**
Earned legal surplus	11,327	11,327	—
Voluntary reserves	248,982	217,647	31,335
Reserved for advanced depreciation on property	8,982	7,647	1,335
Other reserves	240,000	210,000	30,000
Unappropriated retained earnings	77,323	86,518	(9,194)
Evaluation differences on other securities	9,596	3,822	5,774
Total shareholders' equity	**502,229**	**474,315**	**27,914**
Total liabilities and shareholders' equity	**2,102,166**	**2,098,076**	**4,089**

NON-CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2006	2005	Change from the previous year
Operating revenues	**851,280**	**846,477**	**4,803**
Transportation	756,506	750,949	5,556
Transportation incidentals	22,561	22,864	(302)
Other operations	17,720	17,781	(60)
Miscellaneous	54,492	54,882	(389)
Operating expenses	**742,302**	**736,420**	**5,882**
Personnel costs	276,194	286,863	(10,668)
Non-personnel costs	320,081	300,572	19,509
Energy costs	34,861	36,943	(2,082)
Maintenance costs	140,793	127,198	13,595
Miscellaneous costs	144,426	136,430	7,996
Rental payments, etc.	24,722	24,624	97
Taxes	28,735	29,760	(1,025)
Depreciation	92,568	94,599	(2,031)
Operating income	**108,978**	**110,057**	**(1,079)**
Non-operating revenues	5,218	5,049	169
Non-operating expenses	38,207	40,727	(2,519)
Recurring profit	**75,989**	**74,379**	**1,609**
Extraordinary profit	76,703	73,628	3,075
Extraordinary loss	95,635	65,877	29,757
Income before income taxes	**57,057**	**82,130**	**(25,072)**
Income taxes-current	39,327	34,877	4,450
Income taxes-deferred	(17,410)	(752)	(16,657)
Net income	**35,140**	**48,005**	**(12,864)**
Retained earnings carried forward from the previous period	48,182	43,512	4,670
Interim dividends	6,000	5,000	1,000
Unappropriated retained earnings	**77,323**	**86,518**	**(9,194)**

STATEMENT OF RETAINED EARNINGS

Years ended March 31 (Figures less than ¥1 million have been omitted)

	Millions of yen		
	2006	2005	Change from the previous year
Unappropriated retained earnings for the current year	77,323	86,518	(9,194)
Reversal of reserve for advanced depreciation of fixed assets	991	806	185
Total	78,315	87,324	(9,009)
Appropriation is proposed as follows:			
Cash dividends to shareholders	6,000	7,000	(1,000)
[Cash dividend per share]	[¥3,000]	[¥3,500]	
Voluntary reserve	24,185	32,141	(7,956)
Reserve for advanced depreciation of fixed assets	4,185	2,141	2,043
General reserve	20,000	30,000	(10,000)
Retained earnings carried forward to the next period	48,129	48,182	(53)

Notes: 1. Interim dividends for FY2005/3 were paid on December 10, 2004: ¥5 billion (¥2,500 per share)

2. Interim dividends for FY2006/3 were paid on December 9, 2005: ¥6 billion (¥3,000 per share)

Supplemental Financial Data

1. Forecasts for Year ending March 31, 2007 (Consolidated Basis)

Years ended March 31

	Forecast for 2007	2006	Change from the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Operating revenues	1,245.0	1,240.0	4.9	0.4
Operating expenses	1,120.7	1,104.8	15.8	1.4
Operating income	124.3	135.2	(10.9)	(8.1)
Non-operating income/ expenses	(323)	(330)	0.7	(2.2)
Recurring profit	92.0	102.1	(10.1)	(10.0)
Extraordinary gain/ loss	(56)	(22.2)	16.6	(74.9)
Income before income taxes	86.4	79.8	6.5	8.1
Net income	48.6	46.5	2.0	4.5

2. Earnings forecasts for Year ending March 31, 2007 by segment (Consolidated Basis)

Years ended March 31

		Forecast for 2007	2006	Change from the previous year	
		Billions of yen	Billions of yen	Billions of yen	%
Transportation	Operating revenues	855.5	850.8	4.6	0.5
	Operating income	89.1	98.0	(8.9)	(9.1)
Sales of goods and food services	Operating revenues	244.5	244.4	0	0.0
	Operating income	4.3	5.9	(1.6)	(27.8)
Real estate	Operating revenues	74.1	75.7	(1.6)	(2.1)
	Operating income	20.0	20.5	(0.5)	(2.4)
Others	Operating revenues	288.3	280.2	8.0	2.9
	Operating income	11.6	11.4	0.1	1.2

3. Forecasts for Year ending March 31, 2007 (Non-Consolidated Basis)

Years ended March 31

	Forecast for 2007	2006	Change from the previous year	
	Billions of yen	Billions of yen	Billions of yen	%
Operating revenues	856.0	851.2	4.7	0.6
Transportation	757.5	756.5	0.9	0.1
Other businesses	98.5	94.7	3.7	3.9
Operating expenses	755.5	742.3	13.1	1.8
Operating income	100.5	108.9	(8.4)	(7.8)
Non-operating income/ expenses	(31.5)	(32.9)	1.4	(4.5)
Recurring profit	69.0	75.9	(6.9)	(9.2)
Extraordinary gain/ loss	(3.5)	(18.9)	15.4	(81.5)
Income before income taxes	65.5	57.0	8.4	14.8
Net income	39.0	35.1	3.8	11.0

4. Other Detailed Data

Years ended March 31 (People, Billions of yen, %)

	2006		2005	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated
	Basis	Basis	Basis	Basis
Employees at the end of period [Includes staff seconded to other companies]	43,093 —	25,830 [29,493]	43,118 —	26,525 [30,745]
Retirement payment costs	¥59.0	¥54.3	¥61.3	¥56.2
Number of employees entitled to retirement payment	3,202	1,829	3,801	2,345
Maintenance costs	—	¥140.7	—	¥127.1
Depreciation and amortization	¥111.9	¥92.5	¥113.6	¥94.5
Financial expenses, net	¥(39.4)	¥(37.2)	¥(42.3)	¥(39.9)
Interest and dividend income	¥0.3	¥0.5	¥0.3	¥0.5
Interest expenses	¥(39.7)	¥(37.8)	¥(42.6)	¥(40.4)
Capital expenditures	¥161.0	¥142.1	¥147.9	¥127.6
Own funds	¥125.3	¥106.3	¥113.1	¥92.8
Long-term debt and payables	¥1,024.9	¥961.1	¥1,081.6	¥1,014.2

Notes: 1. Figures less than ¥100 million have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

Years ended March 31

			2005	2006	**Forecast for 2007**
ROA	(consolidated)	%	5.6	5.7	5.2
Operating income	(consolidated)	billion yen	133.1	135.2	124.3
Net income	(consolidated)	billion yen	58.9	46.5	48.6
Long-term debt and payables	(consolidated)	billion yen	1,081.6	1,024.9	1,000.0
Long-term debt and payables	(non-consolidated)	billion yen	1,014.2	961.1	960.0
Number of employees at the start of the fiscal year	(non-consolidated)	people	32,854	31,213	30,357

(Translation)

FILE NO. 82-34777

May 31, 2006

To the Shareholders:

NOTICE OF THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 19th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please review the accompanying "Reference Document for the General Meeting of Shareholders" and sign and return to us by mail the enclosed voting form indicating your approval or disapproval of the propositions by June 22, 2006.

Yours very truly,

Masao Yamazaki
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

1. Date and hour of meeting:

   June 23 (Friday), 2006, at 10:00 a.m.

2. Place of meeting:

   RIHGA Royal Hotel,
   3-68, Nakanoshima 5-chome, Kita-ku, Osaka, Japan

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet, consolidated statement of income, balance sheet and statement of income for the 19th business year (from April 1, 2005 to March 31, 2006).

   2. Report on the results of audit of the consolidated financial statements for the 19th business year by the independent auditors and the Board of Corporate Auditors.

   Matters to be resolved:

   <Proposed by the Company (Proposition Nos. 1 to 4)>

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 19th business year

   Proposition No. 2: Amendment to the Articles of Incorporation

   Proposition No. 3: Election of 13 Directors

   Proposition No. 4: Election of one (1) Corporate Auditor

   <Proposed by Shareholders (Proposition No. 5)>

   Proposition No. 5: Dismissal of Director

The consolidated financial statements, the financial statements and the copies of audit reports which shall be attached to the Notice of the General Meeting of Shareholders are as set forth in the "Documents Attached to the Notice of the 19th Ordinary General Meeting of Shareholders" attached herewith (from page 3 to page 45).

4. Information for exercising voting rights:

   (1) In attending the meeting, please present the enclosed voting form to a receptionist at the place of meeting.

   (2) Your voting rights can be exercised by proxy, who must be a shareholder (being one (1) person) of the Company entitled to vote at this General Meeting of Shhareholders.

Reference Document for the General Meeting of Shareholders

Proposition and Information

<Proposed by the Company (Proposition Nos. 1 to 4)>

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 19th business year

For the purpose of continuing to pay dividends on a consistent basis and taking into consideration various factors, including the performance for the business year under review and the future business development, management proposes to appropriate retained earnings for the 19th business year, as set forth below.

With regard to our concrete attitude towards dividends, by taking into account the shareholders' equity in our capital composition and the state of long-term debt and payables, we plan to pay an annual dividend of ¥6,000 per share during the period through the business year ending March 31, 2009, provided we can secure the sustained and constant growth of operating revenues.

With regard to dividends for the business year under review, management paid an interim dividend of ¥3,000 per share in December 2005. As a year-end dividend, management proposes to pay an ordinary dividend of ¥3,000 per share.

During the business year under review, on April 25, 2005, the Company caused a very serious train accident between Tsukaguchi and Amagasaki on the Fukuchiyama Line that claimed the lives of 106 passengers and injured more that 500 passengers. In consideration thereof, we have decided to pay no bonuses to Directors and Corporate Auditors for the business year under review.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	77,323,513,222
Reversal of reserve for advanced depreciation of fixed assets:	991,693,638
Total:	78,315,206,860
To be appropriated as follows:	
Cash dividends: (¥3,000 per share)	6,000,000,000
Voluntary reserve:	24,185,541,152
Reserve for advanced depreciation of fixed assets:	4,185,541,152
General reserve:	20,000,000,000
Retained earnings to be carried forward to the next year:	48,129,665,708

(Note) On December 9, 2005, interim dividends of ¥6,000,000,000 (¥3,000 per share) were paid.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

   (1) In order to clarify the operations of the Company, it is hereby proposed that an addition be made to Article 2 (Objectives) of the existing Articles of Incorporation.

   (2) In accordance with the enforcement of the "Law to Amend Part of the Commercial Code, Etc. for Introduction of Electronic Public Notification System" (2004 Law No. 87) of Japan, effective February 1, 2005, which authorizes a company to give public notices by an electronic method, it is hereby proposed that required amendment be made to Article 4 (Method of giving public notices) of the existing Articles of Incorporation.

   (3) In accordance with the enforcement of the "Corporation Law" (2005 Law No. 86) of Japan, the "Regulations to Enforce the Corporation Law" (2006 Ordinance of the Ministry of Justice No. 12) and the "Regulations on Corporate Accounts" (2006 Ordinance of the Ministry of Justice No. 13), effective May 1, 2006, which authorizes a company to disclose reference documents for general meetings of shareholders and other documents by an electronic method and adopt a resolution by the board of directors in writing or electronic records, it is hereby proposed that a new Article 14 (Electronic disclosure of reference documents for General Meetings of Shareholders, etc.) and a new paragraph 5 of Article 22 (Board of Directors) be established in the Articles of Incorporation.

   In addition, in accordance with the enforcement of the "Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporations Law" (2005 Law No. 87) of Japan, effective May 1, 2006, it is hereby proposed that in respect of the matters deemed to be provided for in the Articles of Incorporation thereunder, new Article 4 (Organs) and Article 7 (Issuance of share certificates) be established in the Articles of Incorporation and that the wording of the existing Article 9 (Transfer agent) be modified.

   (4) In accordance with the addition and deletion of some words and phrased and proposed establishment of new provisions, it is hereby proposed that the relevant numbers of the existing Articles of Incorporation be carried down and other required amendment be made.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show amendment.)

Existing Articles of Incorporation	Proposed amendment
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. (Same as existing)
(1) Passenger railway business;	(1) (Same as existing)
(2) Freight railway business;	(2) (Same as existing)
(3) Maritime transport business;	(3) (Same as existing)
(4) Passenger automobile transport business;	(4) (Same as existing)
(5) Travel business;	(5) (Same as existing)
(6) Warehousing business;	(6) (Same as existing)
(7) Parking lot operation business;	(7) (Same as existing)
(8) Advertising business;	(8) (Same as existing)
(9) Finance business;	(9) (Same as existing)
	<u>(10) Credit card business;</u>
(<u>10</u>) Information processing and information providing service businesses;	(<u>11</u>) (Same as existing)
(<u>11</u>) Property and liability insurance agency business and other insurance intermediary and agency businesses;	(<u>12</u>) (Same as existing)
(<u>12</u>) Car repair and maintenance business;.	(<u>13</u>) (Same as existing)

Existing Articles of Incorporation		Proposed amendment	
(13)	Business of sale, export and import of products needed for traveling and sporting, toys, books, clothing, personal accessories, daily necessities, etc.;	(14)	(Same as existing)
(14)	Processing of fresh foods and the sale of beverages and foodstuffs;	(15)	
(15)	Hotel and restaurant businesses;	(16)	
(16)	Business of designing, supervision and execution of general civil engineering and architectural works;	(17)	
(17)	Equipment installation business;	(18)	
(18)	Consulting business relating to the businesses set forth in the preceding two items (16) and (17);	(19)	
(19)	Business of leasing movable property;	(20)	
(20)	Business of purchase, sale, leasing, brokerage and management of real estate;	(21)	
(21)	Business of manufacturing transportation machinery and equipment;	(22)	
(22)	Business of manufacturing precision machinery and equipment and general industrial machinery and equipment; and	(23)	

Existing Articles of Incorporation	Proposed amendment
(23) Operation of amusement and recreational facilities and sites, gymnastic facilities, cultural facilities, etc.	(24) (Same as existing)
2. The Company may engage in any and all businesses incidental or relating to any item in the preceding paragraph and any other business necessary to accomplish any objective in the preceding paragraph.	2. (Same as existing)
(To be newly established)	(Organs) Article 4. The Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Account Auditors, in addition to the General Meeting of Shareholders and Directors.
(Method of giving public notices) Article 4. Public notices of the Company shall be given by publication in the *Nihon Keizai Shimbun*.	(Method of giving public notices) Article 5. The method of giving public notices of the Company shall be by electronic notification; provided, however, that in the event that the Company cannot give a public notice by electronic notification due to any accident or any other unavoidable cause, such public notice shall be given by the method of publication in the *Nihon Keizai Shimbun*.
Chapter II. Shares and Fractional Shares	**Chapter II. Shares**
(Total number of shares) Article 5. The total number of shares authorized to be issued by the Company shall be eight million (8,000,000) shares.	(Total number of issuable shares) Article 6. The total number of issuable shares of the Company shall be eight million (8,000,000) shares.

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Issuance of share certificates) Article 7. The Company shall issue certificates in respect of its shares.
(Acquisition by the Company of its own shares) Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.	(Acquisition by the Company of its own shares) Article 8. By resolution of the Board of Directors, the Company may acquire its own shares through market dealings or otherwise, pursuant to the provision of Article 165, paragraph 2 of the Corporation Law of Japan.
(Share Handling Regulations) Article 7. The denominations of share certificates issued by the Company and the procedures relating to its shares and fractional shares, such as the registration of a transfer of shares and purchase of fractional shares, shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.	(Share Handling Regulations) Article 9. The denominations of share certificates issued by the Company and the procedures relating to its shares, such as entries and records in the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.
(Record date) Article 8. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) appearing or recorded in the final register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) as of March 31 of each year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the closing of the accounts concerned.	(Record date) Article 10. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) appearing or recorded in the final register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) as of March 31 of each year as shareholders who can exercise their rights at the Ordinary General Meeting of Shareholders relating to the fiscal year concerned.

Existing Articles of Incorporation	Proposed amendment
2. In addition to the preceding paragraph, if it is necessary to determine such persons as to exercise their rights as shareholders, registered pledgees or holders of fractional shares, the Company may, by resolution of the Board of Directors, fix a record date for this purpose upon giving prior public notice.	2. In addition to the preceding paragraph, if it is necessary to determine persons who can exercise their rights as shareholders or registered pledges on shares, the Company may, by resolution of the Board of Directors, fix a record date for this purpose upon giving prior public notice.
(Transfer agent)	(Share registrar)
Article 9. The Company shall have a transfer agent with respect to its shares and fractional shares.	Article 11. The Company shall have a transfer agent.
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.	2. The Share registrar and its place of business shall be designated by resolution of the Board of Directors and public notice shall be given thereof.
3. The register of shareholders, the register of fractional shares and the register of loss of share certificates of the Company shall be kept at the place of business of its transfer agent and businesses relating to its shares and fractional shares, such as the registration of a transfer of shares and purchase of fractional shares, shall be handled by the transfer agent and not by the Company.	3. The register of shareholders, the register of loss of share certificates and the register of stock acquisition rights of the Company shall be kept at the place of business of its share registrar and businesses relating to its shares and stock acquisition rights, such as entries or records in the register of shareholders, the register of loss of share certificates and the register of stock acquisition rights, shall be delegated to the share registrar and not be handled by the Company.
Article 10 to Article 11 (Descriptions omitted)	Article 12 to Article 13 (Same as existing)

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Electronic disclosure of reference documents for General Meetings of Shareholders, etc.) Article 14. By disclosing information relating to all matters that shall be described or stated in any reference document for the General Meeting of Shareholders, business report, financial statements and consolidated financial statements upon convening a General Meeting of Shareholders by an electronic method in accordance as provided for in laws or ordinances, the Company may be deemed to have provided such information to the shareholders.
(Method of resolution) Article 12. Resolutions at a General Meeting of Shareholders shall, unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, be adopted by a majority of the votes of the shareholders present.	(Method of resolution) Article 15. Resolutions at a General Meeting of Shareholders shall, unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, be adopted by a majority of the votes of the shareholders present who are entitled to vote.
2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. Special resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment
(Exercise of voting rights by proxies)	(Exercise of voting rights by proxies)
Article 13. Any shareholder or his legal representative shall not authorize any person other than the shareholders of the Company to exercise his voting rights; provided, however, that in case such a shareholder is a corporation, it may authorize its employee to exercise its voting rights.	Article 16. Any shareholder or his legal representative may exercise his voting rights by proxy who shall be another shareholder (being one person) of the Company entitled to vote; provided, however, that in case such a shareholder is a corporation, it may authorize its employee (being one person) to exercise its voting rights.
2. In case any shareholder or his legal representative authorizes such any person to exercise his voting rights, a proxy to that effect shall be submitted to the Company prior to each General Meeting of Shareholders.	2. In case any shareholder or his legal representative authorizes such any person to exercise his voting rights, a proxy to that effect shall be submitted to the Company prior to each General Meeting of Shareholders.
(Minutes of General Meeting of Shareholders)	(Minutes of General Meeting of Shareholders)
Article 14. An outline of the proceedings and the resultant actions taken at a General Meeting of Shareholders shall be stated or recorded in minutes and the chairman of the Meeting and the Directors present shall affix their names and seals or their electronic signatures thereto.	Article 17. An outline of the proceedings and the resultant actions taken at a General Meeting of Shareholders and other matters as provided for in laws or ordinances shall be stated or recorded in minutes.
Article 15. (Descriptions omitted)	Article 18. (Same as existing)
(Resolution to elect Directors)	(Resolution to elect Directors)
Article 16. Resolutions for the election of Directors shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	Article 19. Resolutions for the election of Directors shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment
2. Cumulative voting shall not be used for the election in the preceding paragraph.	2. (Same as existing)
(Term of office of Directors)	(Term of office of Directors)
Article <u>17</u>. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to <u>the closing of the accounts last to occur</u> within two (2) years after their <u>assumption of office</u>.	Article <u>20</u>. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to <u>the last of the fiscal years to end</u> within two (2) years after their <u>election</u>.
2. The term of office of Directors elected to fill vacancies or to increase the number of Directors shall expire at such time as the term of office of the other Directors currently in office expires.	2. The term of office of Directors elected to fill vacancies or to increase the number of Directors shall expire at such time as the term of office of the other Directors currently in office expires.
(Representative Directors and Directors with specific titles)	(Representative Directors and Directors with specific titles)
Article <u>18</u>. The Company shall have one (1) President, who shall be <u>elected</u> from among the Directors by resolution of the Board of Directors.	Article <u>21</u>. The Company shall have one (1) President, who shall be <u>appointed</u> from among the Directors by resolution of the Board of Directors.
2. The Company may have one (1) Chairman of the Board and one (1) or more Vice Chairmen of the Board, Executive Vice Presidents, Senior Managing Directors and Managing Directors.	2. (Same as existing)
3. The provision in the first paragraph of this Article shall apply, *mutatis mutandis*, to the <u>election</u> of the Chairman of the Board, Vice Chairmen of the Board, Executive Vice Presidents, Senior Managing Directors and Managing Directors in the preceding paragraph.	3. The provision in the first paragraph of this Article shall apply, *mutatis mutandis*, to the <u>appointment</u> of the Chairman of the Board, Vice Chairmen of the Board, Executive Vice Presidents, Senior Managing Directors and Managing Directors in the preceding paragraph.
4. The President shall represent the Company.	4. (Same as existing)

Existing Articles of Incorporation	Proposed amendment
5. The Company may, by resolution of the Board of Directors, elect one (1) or more Directors who shall represent the Company, in addition to the President.	5. The Company may, by resolution of the Board of Directors, elect one (1) or more Directors who shall represent the Company, in addition to the President.
6. The President shall administer the affairs of the Company in accordance with resolutions of the Board of Directors.	6. (Same as existing)
7. In case the President is unable to act, one of the other Directors in the order of precedence as previously determined by the Board of Directors shall act in his place.	7. (Same as existing)
(Board of Directors)	(Board of Directors)
Article 19. A meeting of the Board of Directors shall be convened and presided over by the President.	Article 22. (Same as existing)
2. Notwithstanding the provision in the preceding paragraph, in case the Company has a Chairman of the Board, a meeting of the Board of Directors shall be convened and presided over by the Chairman, unless he is unable to act.	2. (Same as existing)
3. In case the President is unable to act, one of the other Directors in the order of precedence as previously determined by the Board of Directors shall convene and preside over a meeting of the Board of Directors.	3. (Same as existing)
4. Upon convening a meeting of the Board of Directors, notice to that effect shall be dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	4. Upon convening a meeting of the Board of Directors, notice to that effect shall be dispatched to each Director and each Corporate Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	5. In the event that with regard to any matter to be resolved by the Board of Directors, all the Directors entitled to participate in the voting thereof declare their intentions of consent thereto in writing or in electronic records and the Corporate Auditors express no objection, a resolution for adopting the proposition by the Board of Directors shall be deemed to have been carried.
5. Except as otherwise provided for in laws or ordinances or in these Articles of Incorporation, the other matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	6. (Same as existing)
Article 20 to Article 21 (Descriptions omitted)	Article 23 to Article 24 (Same as existing)
(Resolution to elect Corporate Auditors)	(Resolution to elect Corporate Auditors)
Article 22. The first paragraph of Article 16 hereof shall apply, *mutatis mutandis*, to the Corporate Auditors.	Article 25. The first paragraph of Article 19 hereof shall apply, *mutatis mutandis*, to the Corporate Auditors.
(Term of office of Corporate Auditors)	(Term of office of Corporate Auditors)
Article 23. The term of office of Corporate Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of the accounts last to occur within four (4) years after their assumption of office.	Article 26. The term of office of Corporate Auditors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the last of the fiscal years to end within four (4) years after their election.
2. The term of office of a Corporate Auditor elected to fill a vacancy shall expire at such time as the term of office of his predecessor would expire.	2. The term of office of a Corporate Auditor elected to fill a vacancy shall expire at such time as the term of office of his predecessor would expire.

Existing Articles of Incorporation	Proposed amendment
(Full-time Corporate Auditors)	(Full-time Corporate Auditors)
Article 24. The Corporate Auditors shall elect one (1) or more full-time Corporate Auditors from among their number.	Article 27. The Board of Corporate Auditors shall, by its resolution, appoint one (1) or more full-time Corporate Auditors.
(Board of Corporate Auditors)	(Board of Corporate Auditors)
Article 25. Upon convening a meeting of the Board of Corporate Auditors, notice to that effect shall be dispatched to each Corporate Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	Article 28. Upon convening a meeting of the Board of Corporate Auditors, notice to that effect shall be dispatched to each Corporate Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.
2. Except as otherwise provided for in laws or ordinances or in these Articles of Incorporation, the other matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors.	2. (Same as existing)
(Business year)	(Fiscal year)
Article 26. The business year of the Company shall be from April 1 of each year to March 31 of the following year.	Article 29. The fiscal year of the Company shall be from April 1 of each year to March 31 of the following year.
(Dividends)	(Year-end dividends)
Article 27. Dividends shall be paid to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders as of March 31 of each year and to the holders of fractional shares appearing or recorded in the final register of fractional shares as of the same date.	Article 30. By resolution of the General Meeting of Shareholders, the Company shall distribute retained earnings in cash ("year-end dividends") to the shareholders or the registered pledgees on shares appearing or recorded in the final register of shareholders as of March 31 of each year.

Existing Articles of Incorporation	Proposed amendment
2. The Company shall be relieved of the obligation to pay any dividend in the preceding paragraph unless such any dividend is received within three (3) years from the day on which such any dividend became due and payable.	2. The Company shall be relieved of the obligation to pay any year-end dividend unless such any year-end dividend, is received within three (3) years from the day on which such any year-end dividend became due and payable.
3. No interest shall accrue on dividends even during the period mentioned in the preceding paragraph.	3. No interest shall accrue on year-end dividends even during the period mentioned in the preceding paragraph.
(Interim dividends)	(Interim dividends)
Article 28. By resolution of the Board of Directors, the Company may make cash distribution as provided for in Article 293-5 of the Commercial Code of Japan ("interim dividends") to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders as of September 30 of each year and to the holders of fractional shares appearing or recorded in the final register of fractional shares as of the same date.	Article 31. By resolution of the Board of Directors, the Company may distribute retained earnings as provided for in Article 454, paragraph 2 of the Corporation Law of Japan ("interim dividends") to the shareholders or the registered pledgees on shares appearing or recorded in the final register of shareholders as of September 30 of each year.
2. The second and third paragraphs of Article 27 shall apply, *mutatis mutandis*, to the interim dividends.	2. The second and third paragraphs of Article 30 shall apply, *mutatis mutandis*, to the interim dividends.

Proposition No. 3: Election of 13 Directors

The term of office of the Directors, nine (9) in all, will expire at the close of this Ordinary General Meeting of Shareholders and Mr. Shojiro Nan-ya resigned from the office of Director as of January 31, 2006. Hence, it is hereby proposed that 13 Directors be elected to strengthen the supervisory functions of the Board of Directors and deal with management challenges.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
1.	Noritaka Kurauchi (January 26, 1936)	April 1958	Joined Sumitomo Electric Industries, Ltd.	0 share
		April 1983	Manager	
		June 1985	Director and Manager	
		June 1989	Managing Director	
		June 1991	President and Representative Director	
		June 1999	Chairman of the Board	
		June 2003	Counselor, Sumitomo Electric Industries, Ltd. (present post)	
		Feb. 2006	Counselor, West Japan Railway Company (the "Company") (present post)	
2.	Yoshio Tateishi (November 1, 1939)	April 1963	Joined Tateishi Electric Manufacturing Co. (present OMRON Corporation)	15 shares
		May 1973	Director	
		June 1976	Managing Director	
		June 1983	Senior Managing Director	
		June 1987	President	
		June 2000	Director of the Company (present post)	
		June 2003	Chairman, OMRON Corporation (present post)	
		(Other Directorships) - Chairman, OMRON Corporation		
3.	Akio Nomura (February 8, 1936)	April 1958	Joined Osaka Gas Co., Ltd.	15 shares
		June 1988	Director	
		June 1989	Managing Director	
		June 1991	Representative Senior Managing Director	
		June 1994	Vice President	
		June 1998	President	
		June 2000	Director of the Company (present post)	
		June 2003	Chairman, Osaka Gas Co., Ltd. (present post)	
		(Other Directorships) - Chairman, Osaka Gas Co., Ltd. - Chairman, The Osaka Chamber of Commerce and Industly		

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
4.	Satoru Sone (April 23, 1939)	April 1967	Lecturer of Faculty of Engineering, the University of Tokyo	2 shares
		April 1968	Associate Professor of Faculty of Engineering, the University of Tokyo	
		Feb. 1984	Professor of Faculty of Engineering, the University of Tokyo	
		April 1995	Professor, Graduate School of Engineering, the University of Tokyo	
		March 2000	Retired from the University of Tokyo	
		April 2000	Professor of Faculty of Engineering, Kogakuin University (present post)	
		May 2000	Professor Emeritus, the University of Tokyo	
		June 2005	Director of the Company (present post)	
5.	Tadashi Ishikawa (August 24, 1943)	April 1973	Admitted to bar	0 share
		April 1973	Joined Daijiro Yoshikawa Law Office	
		Aug. 1977	Joined Weil, Gotshal & Manges Law Office, New York	
		Aug. 1978	Joined Daijiro Yoshikawa Law Office	
		April 1980	Established Ishikawa Law Office (Current Oh-Ebashi LPC & Partners)	
		Oct. 1998	Part-Time Lecturer of Kobe University Graduate School of Law	
		Aug. 2002	Representative Partner, Oh-Ebashi LPC & Partners (present post)	
		Apr. 2004	Professor of Kobe University School of Law (present post)	
		(Other directorships) - Representative Partner, Oh-Ebashi LPC & Partners		
6.	Masao Yamazaki (May 26, 1943)	April 1966	Joined Japanese National Railways ("JNR")	10 shares
		Dec. 1985	Deputy General Manager, Local Line Operations Department of JNR	
		April 1987	General Manager, Transport Department, Shinkansen Operations Headquarters of the Company	
		June 1992	Director; General Manager, Fukuoka Branch Office of the Company	
		April 1993	Director; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Transport Safety Department, Railway Operations Headquarters of the Company	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
		June 1996	Managing Director; Senior General Manager, Railway Operations Headquarters of the Company	
		June 1998	Vice President and Representative Director of West Japan Railway MAINTEC Co., LTD.	
		June 1999	President and Representative Director of West Japan Railway MAINTEC Co., LTD.	
		June 2005	Vice President and Representative Director and Executive Officer of the Company	
		Feb. 2006	President and Representative Director and Executive Officer of the Company (present post)	
7.	Kazuaki Maruo (September 28, 1951)	April 1975	Joined JNR	38 shares
		April 1984	Assistant Manager, General Affairs Division, Passenger Service Department of JNR	
		April 1987	Deputy Manager, Personnel Division, Personnel Department of the Company	
		June 2000	Executive Officer; General Manager, Personnel Department of the Company	
		June 2002	Senior Executive Officer; General Manager, Personnel Department of the Company	
		April 2003	Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters of the Company	
		June 2004	Director and Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters; General Manager, Tokyo Headquarters of the Company	
		June 2005	Representative Director, Senior Managing Director and Executive Officer; General Manager, Corporate Planning Headquarters of the Company	
		Nov. 2005	Representative Director, Senior Managing Director and Executive Officer; General Manager, Corporate Planning Headquarters; Manager, Headquarters to Respond to the Victims of the Fukuchiyama Line Train Accident of the Company (present post)	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
8.	Toshifumi Shiba (September 11, 1946)	April 1971	Joined JNR	34 shares
		July 1985	General Manager, General Affairs Department, Yonago Railways Control Division of JNR	
		April 1987	General Manager, General Affairs Department, Shinkansen Operations Headquarters of the Company	
		June 1996	Director; Deputy Senior General Manager, Corporate Resource Development Headquarters of the Company	
		June 1997	Director; General Manager, Finance Department of the Company	
		June 1999	Executive Officer; General Manager, Finance Department of the Company	
		June 2001	Senior Executive Officer; General Manager, Finance Department of the Company	
		June 2002	Full-time Statutory Auditor of the Company (present post)	
9.	Ryuichiro Tsuchiya (July 17, 1950)	April 1974	Joined JNR	31 shares
		Dec. 1985	Manager, Personal Section, Administration Department, Tokyo-Minami Railway Operations Division of JNR	
		April 1987	Manager, Welfare Section, Personnel Department of the Company	
		June 2000	Executive Officer; General Manager, Yonago Branch Office of the Company	
		June 2002	Executive Officer; General Manager, Osaka Branch Office of the Company	
		June 2004	Senior Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Marketing Department, Railway Operations Headquarters of the Company (present office)	
10.	Takashi Kondo (February 7, 1950)	April 1974	Joined JNR	31 shares
		Feb. 1986	Manager, Track Maintenance Section, Track & Structures Department, Osaka Railway Operations Division of JNR	
		April 1987	Manager, Track Maintenance Section, Track & Structures Department, Kinki Area Operations Headquarters of the Company	
		June 1999	General Manager, Track & Structures Department, Railway Operations Headquarters of the Company	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
		June 2001	Executive Officer; General Manager, Hiroshima Branch Office of the Company	
		June 2004	Executive Officer; Deputy Senior General Manager, Corporate Resource Development Headquarters; General Manager, New Business Creation Department, Corporate Resource Development Headquarters of the Company	
		June 2005	Director and Senior Executive Officer; General Manager, Corporate Resource Development Headquarters of the Company (present post)	
11.	Seiji Manabe (October 21, 1953)	April 1976	Joined JNR	19 shares
		Mar. 1985	Assistant Manager, Payroll Division, Personnel Department of JNR	
		April 1987	Assistant Deputy General Manager, Labor Division, Personnel Department of the Company	
		Oct. 2001	General Manager, Corporate Planning Headquarters of the Company	
		June 2003	Executive Officer; General Manager, Finance Department of the Company	
		June 2005	Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters of the Company (present post)	
12.	Naoki Nishikawa (September 13, 1950)	April 1975	Joined JNR	19 shares
		Feb. 1986	Manager, Station Section, Osaka Construction Division of JNR	
		April 1987	Senior Engineer, Osaka Construction Office of the Company	
		Oct. 2001	General Manager, Corporate Planning Headquarters of the Company	
		June 2003	Executive Officer; General Manager, Okayama Branch Office of the Company	
		Nov. 2005	Senior Executive Officer; Deputy Senior General Manager, Railway Operations Headquarters; General Manager, Safety Promotion Department, Railway Operations Headquarters of the Company (present post)	

Candidate No.	Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
13.	Takeshi Kakiuchi (April 15, 1944)	July 1969	Joined JNR	55 shares
		May 1986	Manager, President's Secretariat; Deputy Manager, Public Relations of JNR	
		April 1987	Deputy General Manager, Management Administration Department, Corporate Planning Headquarters of the Company	
		June 1993	Director; General Manager, Finance Department of the Company	
		June 1999	Senior Executive Officer; Senior General Manager, Tokyo Headquarters of the Company	
		June 2000	Managing Director of the Company	
		June 2001	Vice President and Executive Officer; Senior General Manager, Tokyo Headquarters of the Company	
		Oct. 2001	Vice President and Executive Officer; Senior General Manager, Corporate Planning Headquarters; Senior General Manager, Tokyo Headquarters of the Company	
		April 2003	President and Executive Officer of the Company	
		Feb. 2006	Director and Executive Officer of the Company (present post)	

(Notes) 1. Candidate Mr. Yoshio Tateishi, as Chairman of OMRON Corporation, and Candidate Akio Nomura, as Chairman of Osaka Gas Co., Ltd., have transactions with the Company.

2. Candidate Messrs. Noritaka Kurauchi, Yoshio Tateishi, Akio Nomura, Satoru Sone and Tadashi Ishikawa meets the requirements for external directors as provided for in Article 2, item 15 of the Corporation Law of Japan.

Proposition No. 3: Election of one (1) Corporate Auditor

Corporate Auditor Mr. Toshifumi Shiba will resign at the close of this Ordinary General Meeting of Shareholders and it is hereby proposed that one (1) Corporate Auditor be elected to fill the vacancy.

The candidate for Corporate Auditor is as follows.

The Board of Corporate Auditors has consented to this proposition.

Name (Date of birth)	Brief history and other directorships (if any)		Number of shares of the Company held by Candidate
Noboru Koide (May 27, 1949)	April 1973	Joined JNR	31 shares
	Sept. 1983	Assistant Manager, Personnel Development Section, Staff Administration Department of JNR	
	April 1987	Manager, Fund Planning Section, Finance Department of the Company	
	April 1996	General Manager, General Affairs Department of the Company	
	June 2000	Executive Officer; Deputy Senior General Manager, Tokyo Headquarters of the Company	
	June 2002	Executive Officer; General Manager, Fukuoka Branch Office of the Company	
	May 2005	Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters of the Company	
	June 2005	Director and Senior Executive Officer; Deputy Senior General Manager, Corporate Planning Headquarters; General Manager, Tokyo Headquarters of the Company	
	March 2006	Director and Senior Executive Officer; General Manager, Headquarters to Respond to the Victims of the Fukuchiyama Line Train Accident of the Company (present post)	

(Note) The candidate has no special interest in the Company.

<Proposed by Shareholders (Proposition No. 5)>

Proposition No. 5 has been made by our shareholders.

Proposition No. 5: Dismissal of Director

◇ Summary of the proposition

It is hereby proposed that Director Takeshi Kakiuchi be dismissed.

◇ Reason for the proposition

On April 25, 2005, West Japan Railway Company caused an accident in which a train derailed on the Fukuchiyama Line, claiming 107 lives and injuring 555 passengers. On January 24, 2006, the Company again caused an accident that claimed lives of three track maintenance employees struck by an express train on the Hakubi Line. Prior to the occurrence of these accidents, the Company had caused accidents repeatedly. Hence, at the General Meeting of Shareholders held in 2003, 109 shareholders made a proposition for creating a "Safety Supervising Committee" and 33,000 shareholders agreed to the proposition. However, the then Representative Director, Mr. Kakiuchi, objected thereto. Director Kakiuchi resigned from the office of President as of January 31, 2006 after the occurrence of the JR Hakubi Line accident. However, he still remains as Director of the Company and holds the position of giving "guidance and advice" to the "Headquarters to Respond to the Victims of the Fukuchiyama Line Train Accident", and has not yet taken responsibility for his mismanagement as Director. Director Kakiuchi, who used a farfetched argument against the proposition by the shareholders, saying, "it is the first and foremost for management to secure transport safety" and "we have given directions in timely and appropriate manners," is gravely responsible for these accidents. Therefore, we demand him to resign from the office of Director.

○ Opinion of the Board of Directors

We have currently been exerting our all-out efforts to respond to the victims of the Fukuchiyama Line train accident and also focusing our company-wide energies on carrying out our "Safety Enhancement Plan" never to permit the recurrence of such any accident.

In this situation, Mr. Takeshi Kakiuchi, who was President when the accident took place, resigned from the office of President and Representative Director as of January 31, 2006 and has since executed his duties as Director solely responsible for responding to the victims.

To respond to the victims, it is critically important to execute business by holding a responsible position as Director. Additionally, we believe that it is beneficial to regaining credibility of the Company for him to use his role of responding to the victims in decision-making and supervision by the Board of Directors.

With regard to the proposition made by the shareholders at the 16th Ordinary General Meeting of Shareholders, it was voted down by a large majority of the shareholders.

Therefore, the Board of Directors objects to this proposition.

- E N D -

(Translation)

FILE NO. 82-34777

To the Shareholders:

JR-West's Business Report

DOCUMENTS ATTACHED TO
THE NOTICE OF THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

(from April 1, 2005 to March 31, 2006)

Dear Shareholders:

We should like to thank you, our shareholders, for your support to our business activities.

On April 25, 2005, the Company caused a train accident between Tsukaguchi and Amagasaki on the Fukuchiyama Line, claiming the lives of 106 passengers and injuring more than 500 passengers.

We pray for all the victims of the accident and would like to express our sincerest apology to the bereaved family. We also would like to express our deepest sympathy and sincerest apology to the wounded passengers and wish them recover as soon as possible.

We would like to express our sincerest apology to our customers, our shareholders and the residents of the affected area for causing great anxiety and trouble.

Currently, we have exerted our all-out efforts to implement our "Safety Enhancement Plan" formulated in May 2005. The plan calls for measures in a concrete form, including efforts to build a corporate culture of placing first priority on safety and implement measures from the aspect of consolidation of our software and hardware infrastructures to prevent accidents. In March 2006, we revised our timetables based on the Safety Enhancement Plan. The timetable revision was made comprehensively, specifically in the Urban Network (serving the densely-populated cities of Kyoto, Osaka and Kobe as well as the surrounding metropolitan areas), in consideration of the requests from our passengers and for the purpose of constantly providing stable transport based on safety.

Furthermore, to absorb lessons from the accident, after a round of company-wide in-depth discussions as to the goal at which we should aim and the value on which the we should place importance, we have formulated a new "Corporate Philosophy". Simultaneously, in our resolve to fulfill our greatest mission to secure safety, we have formulated a "Safety Charter", a practical action guideline for safety. With these new "Corporate Philosophy" and "Safety Charter", we will exert our efforts to build a corporate culture of placing first priority on safety and develop safe and reliable railway transportation.

Through these efforts, we will prove worthy of our shareholders' trust. We cordially seek the continued understanding and support of our shareholders.

May 2006

Masao Yamazaki
President and Representative Director

Table of Contents

<Documents Attached to the Notice of the Ordinary General Meeting of Shareholders>

Business Report	3
Consolidated Balance Sheet	22
Consolidated Statement of Income	24
Balance Sheet	30
Statement of Income	32
Proposed Appropriation of Retained Earnings	37
Copy of Independent Auditors' Report	38
Copy of Corporate Auditors' Report	40
<For reference>	45

- - - - -

(Documents Attached to the Notice of the Ordinary General Meeting of Shareholders)

BUSINESS REPORT

(For the period from April 1, 2005 to March 31, 2006)

I. Outline of business activities:

1. Business trends and achievements of West Japan Railway Group (the "Group"):

(1) General developments and results of business activities

On April 25, 2005, the Company caused a very grave train accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line and 106 lives were claimed and more than 500 passengers were injured. Immediately after the occurrence of the accident, the Company has continued its all-out efforts to respond to the bereaved and the victims and engaged in holding briefing sessions and gatherings by district to explain the situations of the accident and its subsequent measures, among other things. Additionally, in March 2006, the Company instituted a special section to further increase its efforts to respond to the victims, whereby establishing a system to ensure the most possible company-wide responses.

Never to permit the recurrence of such any accident, the Company has formulated a "Safety Enhancement Plan", which was reported to the Minister of Land, Infrastructure and Transport of Japan on May 31, 2005. The plan calls for the efforts to change the Company's culture and sense of value, the correction of response to reports on "buds of accident", the revision to the state of education and training, the revision to the state of information communication and sharing, the improvement of its systems and strengthening of its functions, safety measures in transport and systems, the formulation of a new management philosophy and pervasion thereof among all employees and an investment plan to assure safety, among other things. The Company, in the belief that it is the way to regain the confidence to fulfill such requirements steadily, has exerted its company-wide efforts to carry out the plan.

Specifically, the formulation of a new management philosophy is an important pillar to build a corporate culture of placing first priority on safety. Hence, after a new round of company-wide in-depth discussions as to the goal at which the Company should aim and the value on which the Company should place importance, the Company has formulated a new "Corporate Philosophy". Simultaneously, never to forget the accident and to secure safety, the greatest mission entrusted to the Company, the Company has made a substantial revision to its "Safety Charter", a practical action guideline for safety, to allow any and all employees to take concrete action.

Thus, the Company has exerted its all-out efforts to promote the "Safety Enhancement Plan" steadily in the railway business, its core business, and in other businesses, run operations through implementing various measures by exploiting their respective characteristics, and making effective use of its assets.

As a result of these efforts, on a consolidated basis, operating revenues for the business year under review amounted to ¥1,240.0 billion, up 1.6% from the previous business year, while operating income amounted to ¥135.2 billion, up 1.6%. Recurring profit and net income (after income taxes) totaled ¥102.1 billion, up 6.5%, and ¥46.5 billion, down 21.1%, respectively.

(2) Individual developments and results of business activities by segment

<Transportation business>

In the railway operations, the Company, with the understanding that safety is the backbone of management, has exerted its efforts to implement the Safety Enhancement Plan steadily to establish a corporate culture that places top priority on safety. To be specific, the Company made its officers to visit the field in person and exchange opinions with its employees in the field through "emergency safety meetings" to make them strictly aware of safety, and improved equipment. With regard to human errors, including "buds of accident", the Company has instituted rules that may make it easier to give reports thereon. With regard to education, for the purpose of fostering human resources responsible for safety, the Company has further improved safety education and upgraded education and training facilities, including simulators, whereby establishing a system for more effective education. Specifically, with regard to education of crewmen to prevent the recurrence of an accident, the Company has revised the education system to formulate standard contents of education in advance and give them more practical education according to types and causes of accidents. Furthermore, to prevent the recurrence of accidents, the Company has established a "Safety Advisory Committee" comprised of third-party experts and appointed "Special Assistants to the President" under direct control of the President, and strengthened the functions of the Transport Safety Department. With regard to hardware, the Company has improved its automatic train stop (ATS) systems to control excessive speed on curved lines, upgraded the crossing security systems and accelerated quake-proof reinforcement works of the columns of its elevated bridges. Furthermore, the Company, reflecting on the regrettable accident in which track maintenance workers were struck by an express train on the Hakubi Line in January 2006, has implemented measures to eliminate similar accidents due to a failure to get under shelter.

With regard to transportation, in March 2006, in accordance with the "Safety Enhancement Plan", the Company comprehensively revised timetables of the conventional railway lines, specifically in the Urban Network (serving the densely-populated cities of Kyoto, Osaka and Kobe as well as the surrounding metropolitan areas), which have set stoppage time and had a margin of time according to the actual situations for the purpose of constantly providing stable transport based on safety. As to the Sanyo Shinkansen Line services, the Company has further enhanced convenience by raising the frequency of Nozomi trains which run directly for Tokyo from Hakata and Hiroshima and introducing faster Hikari Rail Star trains. With regard to the Toyama-ko Line, the Company abolished the services between Toyama and Iwasehama on March 1, 2006 as Toyama-City determined to introduce a light rail transit (LRT) there.

With regard to marketing activities, the Company has engaged in sales promotion of its core products, including "Nozomi Early Reservation Discount Tickets", and new products related with the Sanyo Shinkansen Line and promotion of utilization of its services through the joint "DISCOVER WEST Campaign" with the relevant local areas, other JR companies and travel agencies, as well as the provision of basic information on the revision of its timetables and tourist resources. The Company has also launched Internet train reservation services for "J-WEST Card" members, services of "SMART ICOCA" cards chargeable without using cash and the mutual use of its "ICOCA" IC cards and "Pi Ta Pa" IC cards issued by other private railway companies in the Kansai area, whereby increasing its services available through enhanced information technology (IT) and IC technology.

With regard to passenger services, the Company has exerted its efforts to make its railway system more passenger-friendly by adding more "Green Ticket Vending Machines" and expanding the functions thereof, installing elevators, escalators and other barrier-free equipment, and introducing a "Lost Property Administration System" that allows quick inquires and proper administration of lost property in the Keihanshin area (which covers the cities of Kyoto, Osaka and Kobe as well as the surrounding metropolitan areas), among other things.

With regard to technological development, the Company has focused its efforts on developing technologies useful to secure safety and reliable transportation, as well as developing energy-saving cogeneration systems by utilizing storage batteries, with the aim of formulating a new railway system in the future.

With regard to environmental matters, the Company has further promoted energy-saving and resource-saving efforts to reduce adverse impacts of its railway business on the environment. The Company has also formulated its environment management systems in its stations and maintenance sectors in accordance with an international standard ISO 14001 and continued its efforts to reduce adverse impacts on the environment, together with its group companies.

With regard to bus business, the Group has exerted its efforts to offer products to meet various customer needs for highway bus services between Osaka and the Tokyo area, including "Super Dream Express", which affords increased amenity, and low-priced "Super Discounted Youth Express".

As a result, operating revenues from the transportation business amounted to ¥850.8 billion, up 0.6% from the previous business year and operating income amounted to ¥98.0 billion, down 1.4%.

<Sales of goods and food services>

The Group has continued to implement the "NexStation Plan" to create convenient and attractive stations, which was formulated in the business year ended March 31, 2003, and has opened a shopping zone on the first floor of the Hiroshima station on the side of the exit of the Shinkansen Line. Additionally, in line with the renovation of the Osaka station, the Group has also opened commercial facilities called "Umesan Koji", principally consisting of eating establishments, under the tracks west of the Osaka station to expand the business of sales of goods and food services on its station premises.

As a result, operating revenues from the sales of goods and food services amounted to ¥244.4 billion, up 5.0% from the previous business year and operating income amounted to ¥5.9 billion, up 13.7%.

<Real estate business>

In line with the completion of construction to elevate the tracks of the Fukui station, the Group has opened a shopping center called "Prism Fukui" under the elevated tracks and also refurbished and reopened the shopping center, previously called "EST Ichiban-gai", under the elevated tracks in Umeda, Osaka-City, as "EST". Thus, the Group has promoted development of its station premises and surrounding properties. Simultaneously, it has also promoted sales of condominium apartments on its former vacant lots of residence for its employees to make more effective use of its assets. Furthermore, in connection with the plan for the renovation of the Osaka station and the development of a new North Building, the Group has continued construction to renovate the station and has commenced construction to remove the current North Building to carry out the plan steadily.

As a result, operating revenues from the real estate business amounted to ¥75.7 billion, up 6.8% from the previous business year and operating income amounted to ¥20.5 billion, up 8.3%.

<Other businesses>

As to the travel agency business, to celebrate the centennial of establishment of Nippon Travel Agency Co., Ltd., we have conducted a corporate identity campaign by adopting a new company logo, among other things, and focused our strenuous efforts on marketing activities by launching value added products planned by us "Akai Fusen Centennial" and selling products by use of chartered flights. As to the hotel business, we have exerted our efforts on sales promotional activities by refurbishing guest rooms, restaurants and banquet halls and launching various events in the banquet and food and beverage divisions. As to the advertising business, we have commenced visual advertisements inside our new models of commuter trains in an effort to develop new advertising media.

In addition, as new ventures, we have commenced services of "ICOCA electronic money" and engaged in credit card business by issuing "J-West Cards", in an effort to offer services to meet various needs.

As a result, operating revenues from other businesses in the aggregate amounted to ¥280.2 billion, up 8.0% from the previous business year and operating income amounted to ¥11.4 billion, up 12.5%.

(3) Capital expenditure of the Group

During the business year under review, the Group made capital investments by placing the full weight of its effort on enhancing safety, including measures to control excessive speed on curved lines. The Group also made investments to improve services and profitability and build up its transportation infrastructures, among other things. The investments totaled ¥161.0 billion.

(a) Major projects completed during the business year under review are as follows:

- Construction to install ATS systems (measures to control excessive speed on curved lines).

- Construction to elevate the tracks near the Fukui station on the Hokuriku Main Line and near the Fukuchiyama station on the San-in Main Line.

- Construction to build a new station (one on the Sanyo Main Line).

- Construction to build new rolling stock (Shinkansen: 40 railcars, conventional railway lines: 148 railcars).

(b) Major projects under construction as of the end of the business year under review are as follows:

- Construction to install ATS systems (to control excessive speed on points and crossings and dead-end lines).

- Extended construction to install ATS-P systems on the relevant lines.

- Construction to elevate the tracks near the Himeji station on the JR Kobe Line, between Bishoen and Sugimoto-cho on the Hanwa Line and near the Nara station on the Yamatoji Line.

- Construction to extend the operation control system for the JR Kyoto and JR Kobe Lines.

- Construction to build new stations (two on the JR Kyoto Line and one on the JR Kobe Line).

- Construction to renovate the Osaka station of the JR Kyoto and JR Kobe Lines and to develop the new North Building.

- Construction to renovate the Okayama station of the Sanyo Main Line.

- Construction to renovate the station premises of the Tennoji station and the Shin-Imamiya station.

- Construction of access facilities accompanying the construction to build the Osaka Outer Loop Line.

- Construction to improve transportation of the Sagano Line.

- Construction to improve transportation of the Hokuriku Main Line and the Kosei Line.

- Construction to build new rolling stock (Conventional railway lines: 135 railcars).

- Development of the site for the east exit of the Kanazawa station.

(4) Fund raising by the Group

The Group borrowed ¥12.3 billion in long-term debt, which was used for debt redemption and capital expenditure.

2. Future challenges to the Group

On April 25, 2005, the Company caused a very grave accident to occur between Tsukaguchi and Amagasaki on the Fukuchiyama Line and consequently, seriously eroded the confidence of its customers and the society which it had been building up.

We will continue to exert our company-wide efforts to respond to any victims by listening to their opinions and requests in all sincerity.

We understand that it is the first and foremost for management to place top priority on safety at all times and restore the confidence of our customers and the society and that we must build up a firm foundation for the Group as a whole to persistently develop in the future while offering useful services to the society and increasing profitability, based on the provision of safe, trustworthy high-quality transportation services.

With this basic understanding, we will make all employees strictly aware of the "Corporate Philosophy" and "Safety Charter" instituted at the momentum of the accident, all in an effort to enhance safety and restore confidence.

With regard to the transportation business, we, understanding that it is our primary role to build a "corporate culture of placing top priority on safety", will focus our efforts on measures to enhance safety by steadily implementing the "Safety Enhancement Plan". In addition, we will respond to recommendations of the Aircraft and Railway Accidents Investigation Commission (the "Commission") of the Ministry of Land, Infrastructure and Transport and proposals of the "Safety Advisory Committee" whenever necessary and fully cooperate with the Commission to investigate the causes of the accident. We will also inquire into the background of the accident as far as we can and take all necessary measures if any problem is found to be solved. Furthermore, we will review the authority for safety-related investments, institute a new section with regard to the operation and maintenance of the Shinkansen Line and establish a "Safety Research Center" specialized in safety-related research and development to direct more efforts to enhancing safety.

With regard to transportation and marketing activities, under the circumstances where competition is intensifying, the Company will continue its efforts to provide reliable and trustworthy transportation services to passengers based on its timetables revised in March 2006. Furthermore, the Company will raise the level of front-desk services of its employees and increase the number and improve the functions of "Green Ticket Vending Machines". Simultaneously, the Company will, in collaboration with local authorities, continue to install barrier-free facilities, in an effort to create "stations that do not keep customers waiting" and "customer-friendly stations". The Company will also endeavor to further improve its Internet train reservation services and implement measures to strengthen its marketing activities through IT and IC technology, and simultaneously increase the members of "J-WEST Cards" that make such services available.

With regard to ferry services, to further secure safety and provide reliable and trustworthy services to passengers, the Company will strengthen its system of responsibility and otherwise restructure its operation system to materialize sound management of the ferry services.

With regard to sales of goods and food services and real estate business, the Group will steadily promote its project to renovate the Osaka station and develop a new North Building. The Group will also continue to implement development plans, including the "NexStation Plan" to create convenient and attractive stations, and expand the business on its station premises and surrounding properties to increase overall revenues. Furthermore, to enhance the value of its "ICOCA", the Group will aggressively focus its efforts on increasing member stores of electronic money and prompting alliances with other companies.

While recognizing the importance of its social role and mission and placing primary emphasis on enhancing safety and improving qualities together with its group companies, the Company, with its newly established Compliance Committee and Risk Management Committee acting as central figures, will strictly comply with law in its business activities in general and carry out its corporate social responsibility (CSR) faithfully.

The Group publicized its new medium-term management targets entitled "CHALLENGE 2008 – TOGETHER WITH OUR CUSTOMERS –" in March 2005. While we are implementing the "Safety Enhancement Plan" to place top priority on safety and restore the confidence of its customers based on its newly instituted "Corporate Philosophy" and "Safety Charter", we will review the medium-term management targets.

We cordially seek the continued understanding and support of our shareholders.

3. Recent business performance and assets of the Group and the Company:

(1) Recent business performance and assets of the Group

Item	16th April 1, 2002 - Mar. 31, 2003	17th April 1, 2003 - Mar. 31, 2004	18th April 1, 2004 - Mar. 31, 2005	19th (current year) April 1, 2005 - Mar. 31, 2006
Operating revenues (billion yen)	1,165.5	1,215.7	1,220.8	1,240.0
Recurring profit (billion yen)	78.7	85.8	95.9	102.1
Net income (billion yen)	41.6	47.0	58.9	46.5
Net income per share (yen)	20,740	23,423	29,462	23,281
Total assets (billion yen)	2,432.7	2,410.3	2,364.3	2,355.9
Net assets (billion yen)	440.5	479.7	524.3	564.2

(Notes) 1. Accounting standards concerning net income per share are applicable as from the 16th business year.

2. The terms of "net income" and "net income per share" are used in accordance with the "Ministerial Ordinance to Amend Part of the Regulations to Enforce the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan, as from the 17th business year.

(2) Recent business performance and assets of the Company

Item	16th April 1, 2002 - Mar. 31, 2003	17th April 1, 2003 - Mar. 31, 2004	18th April 1, 2004 - Mar. 31, 2005	19th (current year) April 1, 2005 - Mar. 31, 2006
Operating revenues (billion yen)	849.0	845.8	846.4	851.2
Recurring profit (billion yen)	61.3	65.0	74.3	75.9
Net income (billion yen)	33.4	37.1	48.0	35.1
Net income per share (yen)	16,695	18,536	24,002	17,570
Total assets (billion yen)	2,116.8	2,126.8	2,098.0	2,102.1
Net assets (billion yen)	410.7	439.3	474.3	502.2

(Notes)

1. Accounting standards concerning net income per share are applicable as from the 16th business year.

2. The terms of "net income" and "net income per share" are used in accordance with the "Ministerial Ordinance to Amend Part of the Regulations to Enforce the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan, as from the 17th business year.

II. Outline of the Group (as of March 31, 2006)

1. Major businesses and offices of the Group:

The major businesses the Group engages in and the offices therefor are as follows:

(1) Transportation business

In addition to the railway services, the Group engages in bus services and other services.

- The Company (Kita-ku, Osaka-City)
- Chugoku JR Bus Company (Minami-ku, Hiroshima-City)
- West Japan JR Bus Company (Konohana-ku, Osaka-City)

The outline of the railway services is as follows:

Offices	Route length			Number of stations	Number of rolling stock
	Shinkansen	Conventional railway lines	Total		
	km	km	km		
Kanazawa Branch	-	(28.0) 637.0	(28.0) 637.0	163	599
Kyoto Branch	-	314.0	314.0	98	499
Osaka Branch	-	403.7	403.7	149	1,396
Wakayama Branch	-	282.5	282.5	86	72
Kobe Branch	112.4	236.7	349.1	76	1,756
Fukuchiyama Branch	-	331.7	331.7	71	179
Okayama Branch	157.8	601.0	758.8	153	394
Yonago Branch	-	605.7	605.7	154	255
Hiroshima Branch	287.6	959.3	1,246.9	255	649
Fukuoka Branch	86.2	8.5	94.7	3	821
Total	644.0	(28.0) 4,380.1	(28.0) 5,024.1	1,208	6,620

(Note) The kilometers in the parentheses are shown separately for the Category III railway services (Nanao Line (between Wakura-Onsen and Anamizu)).

The conventional railway lines of Osaka Branch include 19.4 kilometers of the Category II railway services (Kansai-Airport Line (between Rinku-Town and Kansai-Airport) and JR Tozai Line (between Kyobashi and Amagasaki)). The other lines are all for the Category I railway services. On March 1, 2006, the Company discontinued 8.0 kilometers of the Category I railway services between Toyama and Iwasehama on the Toyama-Ko Line.

Category I railway services:	Transportation services provided by using its own railway tracks
Category II railway services:	Transportation services provided by leasing railway tracks from other operators
Category III railway services:	Possession of railway tracks that are used by other operators for transportation services

(2) Sales of goods and food services

The Group engages in department store business in the Kyoto Station Building and sales of goods and food services in major stations.

- West Japan Railway Isetan Limited (Shimogyo-ku, Kyoto-City)
- West Japan Railway Daily Service Net Company (Kita-ku, Osaka-City)
- Japan Railway West Trading Company (Suita-City, Osaka-Prefecture)

(3) Real estate business

The Group engages in sales and lease of real estate by use of its own real estate and operations of shopping centers.

- Kyoto Station Building Development Co., Ltd. (Shimogyo-ku, Kyoto-City)
- Osaka Terminal Building Company (Kita-ku, Osaka-City)
- Tennoji Terminal Building Co., Ltd. (Tennoji-ku, Osaka-City)
- JR-West Japan Real Estate & Development Company (Amagasaki-City, Hyogo-Prefecture)

(4) Other businesses

The Group engages in hotel and advertising businesses by use of its own properties, travel agency business that has highly synergistic effects with its transportation services and various construction and engineering works.

- West Japan Railway Hotel Development Limited (Shimogyo-ku, Kyoto-City)
- Nippon Travel Agency Co., Ltd. (Minato-ku, Tokyo)
- JR West Japan Communications Company (Kita-ku, Osaka-City)
- WEST JAPAN RAILWAY TECHNOS CORPORATION (Amagasaki-City, Hyogo-Prefecture)
- West Japan Electric System Co., Ltd. (Yodogawa-ku, Osaka-City)

2. State of employees of the Group and the Company:

(1) State of employees of the Group

Classification by business segment	Number of employees
Transportation business	26,708
Sales of goods and food services	2,054
Real estates business	778
Other businesses	13,553
Total	43,093

(Note) The number of employees represents the number of those actually at work in the respective segments.

(2) State of employees of the Company

Number of employees (increase or decrease compared with the end of the previous business year)	Average age (years)	Average length of service (years)
25,830 (down 695)	41.8	15.2

(Notes)
1. The number of employees represents the number of those actually at work.
2. The average length of service of all employees, including the length of service for former Japanese National Railways, is 22.2 years.
3. The average age and average length of service are calculated by excluding from the number of employees the number (187) of those on loan to the Company, respectively.

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 8,000,000 shares

(2) Total number of issued shares: 2,000,000 shares

(3) Number of shareholders: 172,564 persons

(4) Major shareholders:

Name	Number of shares (shares)	Ratio of total issued shares (%)	Shares of major shareholders held by the Company	
			Number of shares (shares)	Ratio of total issued shares (%)
Japan Trustee Services Bank, Ltd. (Trust Unit)	117,809	5.89	-	-
The Master Trust Bank of Japan, Ltd. (Trust Unit)	79,474	3.97	-	-
Mizuho Corporate Bank, Ltd.	69,000	3.45	-	-
Sumitomo Mitsui Banking Corporation	64,000	3.20	-	-
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	63,000	3.15	-	-
JR-West Employee Stock-Sharing Plan	41,946	2.10	-	-
State Street Bank and Trust Company 505103	38,193	1.91	-	-
The Sumitomo Trust and Banking Company, Limited	32,000	1.60	2,947,000	0.18
Nippon Life Insurance Company	30,000	1.50	-	-
The Dai-Ichi Mutual Life Insurance Company	30,000	1.50	-	-

(Notes) 1. No nonvoting preferred shares are included in the "Shares of major shareholders held by the Company".

2. The Company holds 4,083 shares (ratio of total issued shares: 0.06%) of Sumitomo Mitsui Financial Group, Inc., which is the 100% parent company of Sumitomo Mitsui Banking Corporation.

3. The Company holds 2,921 shares (ratio of total issued shares: 0.03%) of Mitsubishi UFJ Financial Group, Inc., which is the 100% parent company of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

4. State of major business affiliations:

(1) State of major subsidiaries:

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
West Japan Railway Hotel Development Limited	18,000	100.0	Hotels
West Japan Railway Isetan Limited	6,000	66.7	Department store
Kyoto Station Building Development Co., Ltd.	6,000	61.4 (61.9)	Real estate leasing
Nippon Travel Agency Co., Ltd.	4,000	79.8	Travel agency
Chugoku JR Bus Company	2,840	100.0	Bus services
West Japan Railway Daily Service Net Company	2,300	91.5	Retail sales
West Japan JR Bus Company	2,110	100.0	Bus services
Osaka Terminal Building Company	2,000	57.4	Real estate leasing
Tennoji Terminal Building Co., Ltd.	1,800	61.7	Real estate leasing
JR-West Japan Real Estate & Development Company	620	100.0	Real estate leasing
Japan Railway West Trading Company	200	67.0 (100.0)	Wholesales
JR West Japan Communications Company	200	65.0 (100.0)	Advertising services
WEST JAPAN RAILWAY TECHNOS CORPORATION	161	62.7	Maintenance for railcar facilities
West Japan Electric System Co., Ltd.	81	51.5	Railway-related electric facilities

(Note) The percentages in the parentheses represent the Company's equity ownership including shares held indirectly through the subsidiaries of the Company.

(2) State of major affiliated companies:

Name	Paid-in capital (million yen)	Equity ownership by the Company (%)	Main business
Kansai Rapid Railway Co., Ltd.	75,280	23.9 (24.1)	Railway services
Daitetsu Kogyo Co., Ltd.	1,232	36.9	Construction
Kosei Construction Co., Ltd.	780	20.3	Construction

(Note) The percentages in the parentheses represent the Company's equity ownership including shares held indirectly through the subsidiaries of the Company.

(3) Results of business affiliations:

The Company has 69 consolidated subsidiaries, including the above 14 major subsidiaries, and four equity-method companies, including the above three major affiliated companies. The Group's consolidated operating revenues and consolidated net income for the business year under review amounted to ¥1,240.0 billion and ¥46.5 billion, respectively.

5. Major lenders:

Lender	Debt payable	Number of shares of the Company and the ratio of total issued shares held by lenders	
	(billion yen)	(shares)	(%)
Development Bank of Japan	64.5	-	-
Mizuho Corporate Bank, Ltd.	34.9	69,000	3.45
Sumitomo Mitsui Banking Corporation	32.4	64,000	3.20
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	31.8	63,000	3.15
The Sumitomo Trust & Banking Company, Limited	11.5	32,000	1.60
Resona Bank, Limited	10.1	4,000	0.20

6. **Directors and Corporate Auditors:**

Title	Name	Position
President and Representative Director	Masao Yamazaki	
Senior Managing Director and Representative Director	Yasutada Ikeda	Provides general assistance to President. In charge of Railway Operations Headquarters and Safety Enhancement.
Senior Managing Director and Representative Director	Kazuaki Maruo	Provides general assistance to President. In charge of Corporate Planning Headquarters, Corporate Communication Department, Inquiry & Auditing Department, Central Coordination Office to Cope with the Fukuchiyama Line Train Accident, Personnel Department, Finance Department and Tokyo Headquarters.
Director	Noboru Koide	In charge of Headquarters to Respond to the Victims of the Fukuchiyama Line Train Accident and General Affairs Department.
Director	Takashi Kondo	In charge of Construction Department and Corporate Resource Development Headquarters.
Director	Tsuyoshi Kakiuchi	In charge of any mission specified by President.
Director	Yoshio Tateishi	Chairman and Representative Director of Omron Corporation
Director	Akio Nomura	Chairman and Representative Director of Osaka Gas Co., Ltd.
Director	Satoru Sone	Professor of Engineering Department, Kogakuin University
Full-time Corporate Auditor	Toshifumi Shiba	
Full-time Corporate Auditor	Tsutomu Iwasaki	

Title	Name	Position
Corporate Auditor	Kazuo Yoshida	Professor of Graduate School of Economics / Faculty of Economics, Kyoto University
Corporate Auditor	Ikuo Uno	Chairman and Representative Director of Nippon Life Insurance Company

(Notes)

1. Directors Yoshio Tateishi, Akio Nomura and Satoru Sone meet the requirements of external directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

2. Full-time Corporate Auditor Tsutomu Iwasaki, Corporate Auditors Kazuo Yoshida and Ikuo Uno are external auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

3. The Directors and Corporate Auditor who retired during the business year under review are as follows:

Title	Name	Date of retirement
Corporate Auditor	Josei Ito	April 21, 2005, deceased
Senior Managing Director and Representative Director	Masayuki Sakata	June 23, 2005, resigned
Senior Managing Director and Representative Director	Kenzo Tokuoka	June 23, 2005, resigned
Advisory Director	Masataka Ide	June 23, 2005, resigned
Chairman and Representative Director	Shojiro Nan-ya	January 31, 2006, resigned

4. The change of Directors took place as of February 1, 2006, as described below:

President and Representative Director	Masao Yamazaki	(Vice President and Representative Director)
Director	Tsuyoshi Kakiuchi	(President and Representative Director)

The titles in the parentheses show their previous titles.

7. Amount of remuneration to the account auditors:

(1)	Total amount of remuneration payable to the account auditors by the Company and its subsidiaries:	¥172 million
(2)	Of the total amount set forth in item 1 above, the total amount of remuneration payable for audit certificate services:	¥150 million
(3)	Of the total amount set forth in item 2 above, the total amount of remuneration payable by the Company to the account auditors as its account auditors.	¥66 million

(Note) The amount of remuneration payable to account auditors for their audits under the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan and the amount of remuneration payable for audits under the Securities and Exchange Law of Japan are not specifically separated in the audit contract between the Company and Shin Nihon & Co. and cannot be separated practically. Hence, such amounts are stated collectively.

The numeric figures in this business report are truncated.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2006)

ASSETS	(million yen)
Current assets:	207,859
Cash	56,093
Trade notes and accounts receivable	19,095
Railway fares receivable	15,432
Accounts receivable	47,328
Inventories	17,939
Deferred tax assets	19,426
Other current assets	32,894
Less allowance for doubtful accounts	(351)
Fixed assets:	2,148,067
Tangible fixed assets:	1,950,880
Buildings and structures	961,711
Machinery, equipment and transport equipment	250,498
Land	655,311
Construction in progress	59,442
Other tangible fixed assets	23,916
Intangible fixed assets:	22,292
Other intangible fixed assets	22,292
Investments and other assets:	174,894
Investment in securities	65,027
Deferred tax assets	88,022
Other investments and other assets	22,552
Less allowance for doubtful accounts	(708)
Deferred assets	42
TOTAL ASSETS	2,355,969

LIABILITIES

Current liabilities:	541,148
Trade notes and accounts payable	46,157
Short-term borrowings	14,445
Current portion of long-term debt	88,904
Current portion of long-term payables to the acquisition of railway properties	36,139
Current portion of long-term payables	31
Accounts payable	105,110
Accrued consumption taxes	3,272
Accrued income tax	30,239
Railway deposits received	1,810
Deposits	60,390
Prepaid railway fares received	30,503
Advances received	53,068
Allowance for bonuses	34,356
Allowance for loss from liquidation of subsidiaries	259
Other current liabilities	36,457
Long-term liabilities:	1,222,797
Bonds	220,000
Long-term debt	215,663
Long-term payables to the acquisition of railway properties	463,857
Long-term payables	348
Deferred tax liabilities	76
Retirement allowances for employees	201,677
Allowance for quake-proof reinforcement measures	14,400
Allowance for environment and safety measures	7,543
Consolidation adjustment	262
Other long-term liabilities	98,968
TOTAL LIABILITIES	1,763,945

MINORITY INTERESTS

Minority interests	27,769

SHAREHOLDERS' EQUITY

Common stock	100,000
Capital surplus	55,000
Retained earnings	398,910
Evaluation differences on other securities	10,670
Treasury stock	(327)
TOTAL SHAREHOLDERS' EQUITY	564,254
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2,355,969

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

(million yen)

Operating revenues		1,240,098
Operating expenses		
Transportation and other services and cost of sales	899,513	
Selling, general and administrative expenses	205,367	1,104,880
Operating income		135,218
Non-operating income		
Interest and dividend income	372	
Equity in earnings of affiliates	1,214	
Other income	5,879	7,466
Non-operating expenses		
Interest expenses	39,799	
Other expenses	704	40,503
Recurring profit		102,181
Extraordinary profits:		
Proceeds from construction contract	58,724	
Gain on sale of fixed assets	8,971	
Others	10,898	78,594
Extraordinary losses:		
Loss on reduction entry of proceeds from construction	58,328	
Transfer to allowance for quake-proof reinforcement measures	14,400	
Transfer to allowance for environment and safety measures	7,543	
Others	20,608	100,880
Income before income tax		79,896
Corporation, inhabitant and enterprise taxes		50,280
Income taxes-deferred		(19,306)
Minority interests		2,396
Net income		46,525

Important Information Constituting the Bases of Preparation of Consolidated Financial Statements

1. Matters concerning the scope of consolidation

(1) The Company has 69 consolidated subsidiaries (together, the "Group"), including the major subsidiaries listed in the "II-4. State of major business affiliations" of the Business Report.

During the business year under review, in addition to its 66 consolidated subsidiaries, the Company included Railway Track and Structures Technology Co., Ltd., Nishi-Nihon Denki Technology Co., Ltd. and JR West Financial Management Co., Ltd. in the scope of consolidation as they increased their importance.

(2) The Company has 79 non-consolidated subsidiaries, including Osaka Energy Service Co., Ltd. These companies are excluded from the scope of consolidation, because their aggregate amounts of total assets, net sales, net income or loss (equal to the equity share) and earned surplus (equal to the equity share) do not have a significant effect on the consolidated financial statements.

2. Matters concerning the application of the equity method

(1) The Company has no non-consolidated subsidiary subject to the equity method.

(2) The equity method is applied to the investments in four affiliated companies: Kansai Rapid Railway Co., Ltd., Daitetsu Kogyo Co., Ltd., Kosei Corporation and Railway Information Systems Co., Ltd.

(3) These 79 non-consolidated subsidiaries and 11 affiliated companies, including Nara Hotel Co., Ltd. are excluded from the scope of the application of the equity method, because their aggregate amounts of net income or loss (equal to the equity share) and earned surplus (equal to the equity share) do not have a significant effect on the consolidated financial statements.

3. Matters concerning the business years of the consolidated subsidiaries

The date of the closing of accounts of Nippon Travel Agency Co., Ltd. is December 31 of each year and its financial statements as of the date of the closing of accounts are used for the purpose of preparing the consolidated financial statements. Significant transactions up to the date of the closing of consolidated accounts are adequately adjusted for the purpose of consolidation.

The date of the closing of accounts of any other consolidated subsidiary is March 31 of each year, which corresponds to the date of the closing of consolidated accounts.

4. Matters concerning the accounting standards

(1) Basis and method of valuation of important assets:

(i) Marketable securities:

Other marketable securities:

Those with market value:	At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined principally by the moving average method.)
Those without market value:	At cost, determined principally by the moving average method

(ii) Inventories:

Goods:	At cost, determined principally by the retail inventory method and the latest purchase cost method
Real estate for sale:	At cost, determined by the identified cost method
Work in process:	At cost, determined principally by the identified cost method
Materials and supplies:	At cost, determined principally by the moving average method

(2) Method of depreciation of important depreciable assets:

(i) Tangible fixed assets:

Tangible fixed assets are depreciated principally by the declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

(ii) Intangible fixed assets:

Intangible fixed assets are depreciated by the straight-line method.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Method of treatment of deferred assets:

Business development expenses of the consolidated subsidiaries are amortized equally in each year (over five years) as stipulated in the Commercial Code of Japan.

(4) Basis for accounting for allowances and accrued liabilities:

(i) Allowance for doubtful accounts:

To meet losses from loan default, the Group sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(ii) Allowance for bonuses:

To meet the payment of bonuses to employees, the Group sets aside an estimated amount of bonuses to be paid for each current business year.

(iii) Allowance for loss from liquidation of subsidiaries

To meet losses from business liquidation of non-consolidated subsidiaries, the Group sets aside an estimated amount of losses to be incurred by consolidated subsidiaries.

(iv) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Group provides an amount, based on estimated retirement benefit obligations and pension plan assets as of the close of each current business year.

The difference of ¥321,242 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized principally on a straight-line basis for a period of 10 years.

Actuarial differences are treated principally as expenses from the business year next following the business year when such differences occur, and are amortized principally on a straight-line basis for a specific period of years (principally 10 years) not exceeding the average remaining years of service of employees when such differences occur.

(v) Allowance for quake-proof reinforcement measures

To meet the payment for expenses, including removal and restoration costs, relating to quake-proof reinforcement works of the columns of its elevated bridges of the Shinkansen Line, the Group provides an amount of expenses reasonably estimated at the close of each current business year.

The quake-proof reinforcement works are planned to be completed no later than the business year ending March 31, 2009, by taking into consideration that the columns of the elevated bridges of the Joetsu Shinkansen Line were damaged by the Niigata Chuetsu Earthquake that took place on October 23, 2004.

No amount of expenses that cannot reasonably be estimated at present is provided.

(vi) Allowance for environment and safety measures

To meet the payment for expenses of disposal of PCB and other wastes, the Group provides an amount of expenses reasonably estimated at the close of each current business year. The estimated amount is calculated based on the unit cost publicized by Japan Environment Safety Co., Ltd. (JESCO). No amount of expenses of disposal that cannot reasonably be estimated at present is provided.

(5) Accounting treatment of proceeds from construction contract:

For the purpose of construction to elevate railway tracks and other works for its railway operations, the Group receives from local municipal entities contributions to pay for part of such construction.

An amount equivalent to such contributions is deducted directly from acquisition costs of the fixed assets so acquired upon the completion of such construction.

In the consolidated statement of income, the Group accounts for such contributions received for construction as an extraordinary profit and such amount directly deducted from acquisition costs of the fixed assets, as a loss on reduction entry of proceeds from construction, as an extraordinary expense.

(6) Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

5. Matters concerning the valuation of assets and liabilities of consolidated subsidiaries:

Assets and liabilities of consolidated subsidiaries are valuated based on the overall market value method.

6. Matters concerning the amortization of consolidation adjustments

Consolidation adjustments are amortized equally over five years.

Notes

(Consolidated balance sheet)

1. The numeric figures disregard amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets: ¥2,491,949 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥473,299 million

4. Assets pledged:

Deposits	¥230 million
Buildings and structures	¥30,697 million
Land	¥190 million
Investment in securities	¥371 million

In addition, pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all bonds (¥200,000 million).

5. Guarantees of loans: ¥6,087 million

6. Contingent liabilities relating to in-substance defeasance on bonds: ¥25,000 million

(Consolidated statement of income)

1. The numeric figures disregard amounts less than one million yen.

2. Net income per share: ¥23,281.96

3. Of the extraordinary losses, expenses relating to the train accident on the Fukuchiyama Line were ¥4,245 million. Further expenses resulting from the accident, including compensation, are anticipated. However, it is difficult to reasonably estimate the amount thereof at present.

BALANCE SHEET
(As of March 31, 2006)

ASSETS	(million yen)
Current assets:	131,417
Cash	44,700
Railway fares receivable	16,923
Accounts receivable	21,414
Accrued income	4,070
Short-term loans	12,053
Materials and supplies	5,409
Prepaid expenses	1,729
Deferred tax assets	14,521
Other current assets	10,656
Less allowance for doubtful accounts	(64)
Fixed assets:	1,970,748
Fixed assets for railway operations	1,539,246
Fixed assets for ferry services	616
Fixed assets for related businesses	53,869
Other relevant fixed assets	74,415
Construction in progress	57,817
Investments and other assets	244,783
Stocks of subsidiaries	97,839
Investment in securities	49,661
Long-term loans receivable	14,964
Long-term prepaid expenses	4,611
Long-term deferred tax assets	75,609
Other investments and advances	2,379
Less allowance for doubtful accounts	(282)
TOTAL ASSETS	2,102,166

LIABILITIES

Current liabilities:	513,672
Short-term borrowings	128,567
Current portion of long-term debt	41,471
Current portion of long-term payables for acquisition of railway properties	36,139
Current portion of long-term payables	19,600
Other accounts payable	122,473
Accrued expenses	19,058
Accrued consumption taxes	1,381
Accrued income tax	23,207
Railway deposits received	2,334
Deposits	10,862
Prepaid railway fares received	30,455
Advances received	50,752
Prepaid income received	344
Allowance for bonuses	26,987
Other current liabilities	36
Long-term liabilities:	1,086,264
Bonds	220,000
Long-term debt	177,474
Long-term payables for acquisition of railway properties	463,857
Other long-term payables	2,612
Retirement allowances for employees	182,969
Allowance for quake-proof reinforcement measures	14,400
Allowance for environment and safety measures	7,543
Other long-term liabilities	17,407
TOTAL LIABILITIES	1,599,936

SHAREHOLDERS' EQUITY

Common stock:	100,000
Capital surplus:	55,000
Capital reserve	55,000
Retained earnings:	337,633
Retained earnings reserve	11,327
Voluntary reserve	248,982
Reserve for advanced depreciation of fixed assets	8,982
General reserve	240,000
Unappropriated retained earnings for the year	77,323
Evaluation differences on stock, etc.	9,596
TOTAL SHAREHOLDERS' EQUITY	502,229
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,102,166

STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

(million yen)

Recurring profit and expenses		
Operating revenues and expenses:		
Railway operations		
Operating revenues	833,165	
Operating expenses	735,548	
Operating income		97,617
Ferry services		
Operating revenues	394	
Operating expenses	502	
Operating loss		108
Related businesses		
Operating revenues	17,720	
Operating expenses	6,251	
Operating income		11,469
Operating income		108,978
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	586	
Other income	4,632	5,218
Non-operating expenses		
Interest expenses	37,850	
Other expenses	356	38,207
Recurring profit		75,989
Extraordinary profit and expenses		
Extraordinary profits:		
Proceeds from construction contract	58,724	
Gain on sale of fixed assets	8,874	
Others	9,105	76,703
Extraordinary expenses:		
Loss on reduction entry of proceeds from construction	58,328	
Transfer to allowance for quake-proof reinforcement measures	14,400	
Transfer to allowance for environment and safety measures	7,543	
Others	15,363	95,635
Income before income tax		57,057
Corporation, inhabitant and enterprise taxes		39,327
Income taxes-deferred		(17,410)
Net income		35,140
Unappropriated retained earnings brought forward from the previous year		48,182
Interim dividends		6,000
Unappropriated retained earnings for the year		77,323

Significant Accounting Policies

1. Basis and method of valuation of marketable securities:

Stocks of subsidiaries and affiliates:	At cost, determined by the moving average method

Other marketable securities:

Those with market value:	At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)
Those without market value:	At cost, determined by the moving average method

2. Basis and method of evaluation of inventories:

Materials and supplies:	At cost, determined by the moving average method

3. Method of depreciation of tangible fixed assets:

Declining balance method; provided, however, that the replacement cost method is applicable to replacement assets for railway services.

4. Basis for accounting for allowances and accrued liabilities:

(1) Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims, such as probable non-performing credits.

(2) Allowance for bonuses:

To meet the payment of bonuses to employees, the Company sets aside an estimated amount of bonuses to be paid for each current business year.

(3) Retirement allowances for employees:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations as of the close of each current business year.

The difference of ¥301,642 million upon the change of accounting standards for employee retirement benefits is treated as expenses, and is amortized on a straight-line basis for a period of 10 years.

Actuarial differences are treated as expenses from the business year next following the business year when such differences occur, and are amortized on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such differences occur.

(4) Allowance for quake-proof reinforcement measures

To meet the payment for expenses, including removal and restoration costs, relating to quake-proof reinforcement works of the columns of its elevated bridges of the Shinkansen Line, the Company provides an amount of expenses reasonably estimated at the close of each current business year.

The quake-proof reinforcement works are planned to be completed no later than the business year ending March 31, 2009, by taking into consideration that the columns of the elevated bridges of the Joetsu Shinkansen Line were damaged by the Niigata Chuetsu Earthquake that took place on October 23, 2004.

No amount of expenses that cannot reasonably be estimated at present is provided.

The allowance is as provided for in Article 43 of the Regulations to Enforce the Commercial Code of Japan.

(5) Allowance for environment and safety measures

To meet the payment for expenses of disposal of PCB and other wastes, the Company provides an amount of expenses reasonably estimated at the close of each current business year. The estimated amount is calculated based on the unit cost publicized by Japan Environment Safety Co., Ltd. (JESCO). No amount of expenses of disposal that cannot reasonably be estimated at present is provided.

The allowance is as provided for in Article 43 of the Regulations to Enforce the Commercial Code of Japan.

6. Accounting treatment of consumption taxes:

Consumption taxes are excluded from each account subject to such taxes.

Notes

(Balance sheet)

1. The numeric figures disregard amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets: ¥2,298,642 million

3. Accumulated contributions for construction directly deducted from acquisition costs of fixed assets: ¥473,299 million

4. Total amount of fixed assets by item:

Tangible fixed assets	¥1,650,858 million
Land	¥638,287 million
Buildings	¥116,187 million
Structures	¥642,409 million
Rolling stock	¥178,270 million
Others	¥75,702 million
Intangible fixed assets	¥17,289 million

5. Long-term receivables from subsidiaries: ¥14,904 million

6. Short-term receivables from subsidiaries: ¥17,993 million

7. Long-term payables to subsidiaries: ¥4,828 million

8. Short-term payables to subsidiaries: ¥191,791 million

9. Assets pledged:

   Pursuant to Article 7 of the Supplementary Provisions to the Law to Amend Part of the Law Concerning Passenger Railway Companies and the Japan Freight Railway Company (2001 Law No. 61) of Japan, the entire property of the Company is subject to statutory preferential rights for the security of all secured bonds (¥200,000 million).

10. Guarantees of loans: ¥25,389 million

11. Contingent liabilities relating to in-substance defeasance on bonds: ¥25,000 million

12. Net assets as provided for in Article 124, paragraph 3 of the Regulations to Enforce the Commercial Code of Japan: ¥9,596 million

(Statement of income)

1. The numeric figures disregard amounts less than one million yen.

2. Operating revenues: ¥851,280 million

3. Operating expenses:

Delivery expenses and cost of sales:		¥544,350 million
	Railway operations	¥543,926 million
	Ferry services	¥405 million
	Related businesses	¥17 million
Selling, general and administrative expenses:		¥76,648 million
	Railway operations	¥73,427 million
	Ferry services	¥49 million
	Related businesses	¥3,171 million
General tax:		¥28,735 million
Depreciation expenses:		¥92,568 million

4. Transactions with subsidiaries:

Operating revenues:	¥33,643 million
Operating expenses:	¥102,224 million
Transactions other than ordinary business:	¥72,157 million

5. Net income per share: ¥17,570.30

6. Of the extraordinary losses, expenses relating to the train accident on the Fukuchiyama Line were ¥4,245 million. Further expenses resulting from the accident, including compensation, are anticipated. However, it is difficult to reasonably estimate the amount thereof at present.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	77,323,513,222
Reversal of reserve for advanced depreciation of fixed assets:	991,693,638
Total:	78,315,206,860
To be appropriated as follows:	
Cash dividends: (¥3,000 per share)	6,000,000,000
Voluntary reserve:	24,185,541,152
Reserve for advanced depreciation of fixed assets:	4,185,541,152
General reserve:	20,000,000,000
Retained earnings to be carried forward to the next year:	48,129,665,708

(Note) On December 9, 2005, interim dividends of ¥6,000,000,000 (¥3,000 per share) were paid.

Copy of Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

May 10, 2006

The Board of Directors
West Japan Railway Company

Shin Nihon & Co.

Kenji Takeyama (seal)
Specified and Executive Partner
Certified Public Accountant

Takayuki Nishida (seal)
Specified and Executive Partner
Certified Public Accountant

Takashi Hashidome (seal)
Specified and Executive Partner
Certified Public Accountant

Yutaka Matsuoka (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the consolidated balance sheet and the consolidated statement of income of West Japan Railway Company (the "Company"), applicable to its 19th business year from April 1, 2005 to March 31, 2006 pursuant to Article 19-2, paragraph 3 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes our audit procedures on the Company's subsidiaries or consolidated subsidiaries, which we considered necessary.

Based on our audit, we are of the opinion that the above consolidated financial statements present fairly the financial position and profit and loss of the corporate group comprised of West Japan Railway Company and its consolidated subsidiaries in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

- END -

Copy of Corporate Auditors' Report

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Corporate Auditors of the Company, upon receipt from each Corporate Auditor of his method and results of auditing the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 19th business year from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Corporate Auditors in Outline:

Each Corporate Auditor, in accordance with the audit policy, etc., as determined by the Board of Corporate Auditors, received from Directors, etc. and the Independent Auditors reports and explanations on, and audited, the consolidated financial statements.

2. Results of Audit:

We are of the opinion that the method and results of the audit made by the Independent Auditors, Shin Nihon & Co., are proper.

May 16, 2006

The Board of Corporate Auditors
West Japan Railway Company

Toshifumi Shiba (seal)
Full-time Corporate Auditor

Tsutomu Iwasaki (seal)
Full-time Corporate Auditor

Kazuo Yoshida (seal)
Corporate Auditor

Ikuo Uno (seal)
Corporate Auditor

(Note) 1. Full-time Corporate Auditor Tsutomu Iwasaki, Corporate Auditor Kazuo Yoshida and Corporate Auditor Ikuo Uno are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations of Japan (which was abolished upon enforcement of the Corporation Law of Japan as of May 1, 2006).

Copy of Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

May 10, 2006

The Board of Directors
West Japan Railway Company

Shin Nihon & Co.

Kenji Takeyama (seal)
Specified and Executive Partner
Certified Public Accountant

Takayuki Nishida (seal)
Specified and Executive Partner
Certified Public Accountant

Takashi Hashidome (seal)
Specified and Executive Partner
Certified Public Accountant

Yutaka Matsumura (seal)
Specified and Executive Partner
Certified Public Accountant

We have audited the balance sheet, the statement of income, the business report (accounting portion only), the statement of proposed appropriation of retained earnings, and the supplementary financial schedules (accounting portion only) of West Japan Railway Company (the "Company"), applicable to its 19th business year from April 1, 2005 to March 31, 2006 pursuant to Article 2, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations" of Japan. The accounting portions of the business report and of the supplementary financial schedules which we audited were based on the financial data in the Company's accounting records. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes our audit procedures on the Company's subsidiaries, which we considered necessary.

Our opinion, based on our audit, is as follow:

(1) The balance sheet and the statement of income present fairly the financial position and profit and loss of the Company in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

(2) The business report (accounting portion only) presents fairly the status of the Company in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

(3) The statement of proposed appropriation of retained earnings has been prepared in conformity with the related laws and ordinances and the Articles of Incorporation of the Company.

(4) With respect to the supplementary financial schedules (accounting portion only), there is nothing to be pointed out under the provisions of the Commercial Code.

We have no financial interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

- END -

Copy of Corporate Auditors' Report

AUDITORS' REPORT

We, the Board of Corporate Auditors of the Company, upon receipt from each Corporate Auditor of his method and results of auditing the performance by Directors of their duties during the 19th business year from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Corporate Auditors in Outline:

Each Corporate Auditor, in accordance with the audit policy, audit plan, etc., as determined by the Board of Corporate Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc. reports on the state of execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations and made investigation into the state of their activities and property whenever necessary. We also required the Independent Auditors to render reports on and accounts of their audit and examined the financial statements and the supplementary financial schedules.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports and made a full investigation.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Independent Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with the related laws, ordinances and the Articles of Incorporation of the Company;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the supplementary financial schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including their duties with regard to the subsidiaries, no dishonest act or material fact of

violation of the related laws, ordinances or the Articles of Incorporation of the Company exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

May 16, 2006

The Board of Corporate Auditors
West Japan Railway Company

Toshifumi Shiba (seal)
Full-time Corporate Auditor

Tsutomu Iwasaki (seal)
Full-time Corporate Auditor

Kazuo Yoshida (seal)
Corporate Auditor

Ikuo Uno (seal)
Corporate Auditor

(Note) 1. Full-time Corporate Auditor Tsutomu Iwasaki, Corporate Auditor Kazuo Yoshida and Corporate Auditor Ikuo Uno are external auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning the Audits, etc. of Joint Stock Corporations of Japan (which was abolished upon enforcement of the Corporation Law of Japan as of May 1, 2006).

FILE NO. 82-34777

(Translation)

June 23, 2006

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 19th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Masao Yamazaki
President and Representative Director

West Japan Railway Company
4-24, Shibata 2-chome,
Kita-ku, Osaka, Japan

Description

Matters for reporting:

1. **Report on the business report, consolidated balance sheet, consolidated statement of income, balance sheet and statement of income for the 19th business year (from April 1, 2005 to March 31, 2006).**

   The particulars of the above consolidated financial statements and financial statements were reported to the meeting.

2. **Report on the results of audit of the consolidated financial statements for the 19th business year by the independent auditors and the Board of Corporate Auditors.**

   The particulars of the above results of audit were reported to the meeting.

Matters for resolution:

<Proposed by the Company (Proposition Nos. 1 to 4)>

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 19th business year

The proposition was approved and adopted as proposed. The dividends were determined to be ¥3,000 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed that (i) an addition be made to the business objectives in order to clarify the operations of the Company, (ii) required amendment be made to the method of giving public notices in accordance with the enforcement of the "Law to Amend Part of the Commercial Code, Etc. for Introduction of Electronic Public Notification System" (2004 Law No. 87) of Japan, (iii) new provisions be established or otherwise in accordance with the enforcement of the "Corporation Law" (2005 Law No. 86) of Japan, the "Regulations to Enforce the Corporation Law" (2006 Ordinance of the Ministry of Justice No. 12), etc. and (iv) relevant numbers of the existing Articles of Incorporation be carried down and other required amendment be made in accordance with the addition and deletion of some words and phrases and the establishment of new provisions.

Proposition No. 3: Election of 13 Directors

The proposition was approved and adopted as proposed. Messrs. Noritaka Kurauchi, Yoshio Tateishi, Akio Nomura, Satoru Sone, Tadashi Ishikawa, Masao Yamazaki, Kazuaki Maruo, Toshifumi Shiba, Ryuichiro Tsuchiya, Takashi Kondo, Seiji Manabe, Naoki Nishikawa and Takeshi Kakiuchi, 13 in all, were elected and all of them assumed office.

Messrs. Noritaka Kurauchi, Yoshio Tateishi, Akio Nomura, Satoru Sone and Tadashi Ishikawa, five in all, meet the requirements for external directors as provided for in Article 2, item 15 of the Corporation Law of Japan.

Proposition No. 4: Election of one (1) Corporate Auditor

The proposition was approved and adopted as proposed. Mr. Noboru Koide was elected as Corporate Auditor and assumed office.

<Proposed by Shareholders (Proposition No. 5)>

Proposition No. 5: Dismissal of Director

The proposition was disapproved.

- END -

Appendix

1. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Directors and Directors with specific titles were appointed and assumed office:

Chairman of the Board and Director:	Noritaka Kurauchi
President and Representative Director:	Masao Yamazaki
Vice President and Representative Director:	Kazuaki Maruo
Vice President and Representative Director:	Toshifumi Shiba

2. At the meeting of the Board of Corporate Auditors held after the close of the Ordinary General Meeting of Shareholders, Messrs. Noboru Koide and Tsutomu Iwasaki were appointed as Full-time Corporate Auditors and assumed office.

3. At the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Executive Officers were elected and assumed office:

President, Representative Director and Executive Officer:	Masao Yamazaki
Vice President, Representative Director and Executive Officer:	Kazuaki Maruo
Vice President, Representative Director and Executive Officer:	Toshifumi Shiba
Director and Senior Managing Exective Officer:	Ryuichiro Tsuchiya
Director and Senior Executive Officer:	Takashi Kondo
Director and Senior Executive Officer:	Seiji Manabe
Director and Senior Executive Officer:	Naoki Nishikawa
Director and Executive Officer:	Takeshi Kakiuchi
Senior Executive Officer:	Kenji Shiratori
Senior Executive Officer:	Hitoshi Nakamura
Senior Executive Officer:	Koichi Inoue
Senior Executive Officer:	Noriaki Azuma
Executive Officer:	Teruaki Akahoshi
Executive Officer:	Akiyoshi Yamamoto
Executive Officer:	Michio Utsunomiya
Executive Officer:	Takao Fukuyama
Executive Officer:	Osamu Yamaoka
Executive Officer:	Kenji Nanakawa
Executive Officer:	Yoshifumi Matsuda

Executive Officer:	Tatsuya Mano
Executive Officer:	Hideyo Sakata
Executive Officer:	Konosuke Ohashi
Executive Officer:	Satoshi Maruyama
Executive Officer:	Masaru Kawakami
Executive Officer:	Hitoshi Miura
Executive Officer:	Tatsuo Kijima
Executive Officer:	Masato Naito
Executive Officer:	Fumio Hosono
Executive Officer:	Shigeki Kitazono
Executive Officer:	Makoto Shibata
Executive Officer:	Kunikazu Onishi